UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning       January  1, 2003      and Ending              December 31, 2003
               ------------------                             ------------------




                                     TO THE

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       OF

                         KEYSPAN CORPORATE SERVICES LLC
                        (Exact Name of Reporting Company)



A                     Subsidiary                           Service Company
           --------------------------------------
              ("Mutual" or "Subsidiary")

Date of Incorporation       May  7,  1998
                           ---------------

If not Incorporated, Date of Organization        N/A

State of Sovereign Power under which Incorporated or Organized     New York
                                                                 ------------

Location of Principal Executive Offices of Reporting Company       Brooklyn, NY
                                                                 --------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 Theresa A. Balog Vice President and Controller
              ----------------------------------------------------
                        (Name)                   (Title)

                    One Metrotech Center, Brooklyn, NY 11201
                    ----------------------------------------
                                    (Address)

Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                               -------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

        LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or           Page
Description of Schedules and Accounts                                         Account Number         Number
--------------------------------------------------                           ------------------   -------------
     COMPARATIVE BALANCE SHEET                                               Schedule I               4-5
        SERVICE COMPANY PROPERTY                                             Schedule II              6-8
        ACCUMULATED PROVISION FOR  DEPRECIATION  AND
           AMORTIZATION OF SERVICE COMPANY PROPERTY                          Schedule III              9
        INVESTMENTS                                                          Schedule IV               10
        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                         Schedule V                11
        FUEL STOCK EXPENSES UNDISTRIBUTED                                    Schedule VI               12
        STORES EXPENSE UNDISTRIBUTED                                         Schedule VII              13
        MISCELLANEOUS CURRENT AND ACCRUED ASSETS                             Schedule VIII             14
        MISCELLANEOUS DEFERRED DEBITS                                        Schedule IX               15
        RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                  Schedule X                16
        PROPRIETARY CAPITAL                                                  Schedule XI               17
        LONG-TERM DEBT                                                       Schedule XII              18
        CURRENT AND ACCRUED LIABILITIES                                      Schedule XIII             19
        NOTES TO FINANCIAL STATEMENTS                                        Schedule XIV            20-26


     COMPARATIVE INCOME STATEMENT                                            Schedule XV             27-28
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES                            Account 457               29
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                         Account 458               30
        ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
           NONASSOCIATE COMPANIES                                            Schedule XVI              31
        SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
           SERVICE FUNCTION                                                  Schedule XVII           32-36
        DEPARTMENTAL ANALYSIS OF SALARIES                                    Account 920               37
        OUTSIDE SERVICES EMPLOYED                                            Account 923             38-40
        EMPLOYEE PENSIONS AND BENEFITS                                       Account 926               41
        GENERAL ADVERTISING EXPENSES                                         Account 930.1             42
        MISCELLANEOUS GENERAL EXPENSES                                       Account 930.2             43
        RENTS                                                                Account 931               44
        TAXES OTHER THAN INCOME TAXES                                        Account 408               45
        DONATIONS                                                            Account 426.1           46-47
        OTHER DEDUCTIONS                                                     Account 426.5             48
        NOTES TO STATEMENT OF INCOME                                         Schedule XVIII            49
        FINANCIAL DATA SCHEDULE                                              Schedule XIX              50

     ORGANIZATION CHART                                                                                51

     METHODS OF ALLOCATION                                                                           52-62

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                        63

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                      As of December 31,
                                                                                            ----------------------------------------
ACCOUNT                                     DESCRIPTION                                           2003                   2002
------------     -------------------------------------------------------------------        -----------------      -----------------
                 ASSETS AND OTHER DEBIT ACCOUNTS

                 Service Company Property
        101      Service company property                                                          $ 294,642              $ 284,912
        107      Construction work in progress                                                        10,382                  9,189
                                                                                            -----------------      -----------------
                                                                     Total Property                  305,024                294,101
        108      Accumulated provision for depreciation and amortization
                    of service company property                                                     (108,927)               (95,773)
                                                                                            -----------------      -----------------
                                                       Net Service Company Property                  196,097                198,328
                                                                                            -----------------      -----------------

                 Investments
        123      Investment in associate companies                                                         -                      -
        124      Other investments                                                                         -                      -
                                                                                            -----------------      -----------------
                                                                  Total Investments                        -                      -
                                                                                            -----------------      -----------------

                 Current and Accrued Assets
        131      Cash                                                                                      -                      -
        134      Special deposits                                                                      6,547                  6,790
        135      Working funds                                                                           692                    692
        136      Temporary cash investments                                                                -                      -
        141      Notes receivable                                                                          -                      -
        143      Accounts receivable                                                                   7,245                 24,209
        144      Accumulated provision for uncollectible accounts                                          -                      -
        146      Accounts receivable from associate companies                                        330,513                467,044
        152      Fuel stock expenses undistributed                                                         -                      -
        154      Materials and supplies                                                                    -                      -
        163      Stores expense undistributed                                                              -                      -
        165      Prepayments                                                                           6,255                  3,559
        174      Miscellaneous current and accrued assets                                                (14)                     -
                                                                                            -----------------      -----------------
                                                   Total Current and Accrued Assets                  351,238                502,294
                                                                                            -----------------      -----------------

                 Deferred Debits
        181      Unamortized debt expense                                                                  -                      -
        184      Clearing accounts                                                                         -                      -
        186      Miscellaneous deferred debits                                                             -                    (96)
        188      Research, development or demonstration expenditures                                       -                      -
        190      Accumulated deferred income taxes                                                    18,743                 19,733
                                                                                            -----------------      -----------------
                                                              Total Deferred Debits                   18,743                 19,637
                                                                                            -----------------      -----------------

                 Total Assets and Other Debit Accounts                                             $ 566,078              $ 720,259
                                                                                            =================      =================

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                     As of December 31,
                                                                                          ----------------------------------------
ACCOUNT                                     DESCRIPTION                                         2003                   2002
------------     -------------------------------------------------------------------      -----------------      -----------------
                 LIABILITIES AND OTHER CREDIT ACCOUNTS

                 Proprietary Capital
        201      Common stock issued                                                              $ 34,930               $ 34,930
        211      Miscellaneous paid-in-capital                                                         458                    484
        215      Appropriated retained earnings                                                          -                      -
        216      Unappropriated retained earnings                                                    2,797                    931
                                                                                          -----------------      -----------------
                                                          Total Proprietary Capital                 38,185                 36,345
                                                                                          -----------------      -----------------

                 Long-Term Debt
        223      Advances from associate companies                                                 348,044                348,044
        224      Other long-term debt                                                                    -                      -
        225      Unamortized premium on long-term debt                                                   -                      -
        226      Unamortized discount on long-term debt                                                  -                      -
                                                                                          -----------------      -----------------
                                                               Total Long-Term Debt                348,044                348,044
                                                                                          -----------------      -----------------

                 Other Noncurrent Liabilities
        262      Accumulated provision for injuries and damages                                          -                  5,987
        263      Accumulated provision for pension and benefits                                          -                      -
        265      Accumulated miscellaneous operating provisions                                        225                  1,429
                                                                                          -----------------      -----------------
                                                 Total Other Noncurrent Liabilities                    225                  7,416
                                                                                          -----------------      -----------------

                 Current and Accrued Liabilities
        231      Notes payable                                                                           -                      -
        232      Accounts payable                                                                   35,288                 34,818
        233      Notes payable to associate companies                                                    -                      -
        234      Accounts payable to associate companies                                            59,832                193,197
        236      Taxes accrued                                                                     (13,300)                 2,995
        237      Interest accrued                                                                        -                      -
        238      Dividends declared                                                                      -                      -
        241      Tax collections payable                                                             2,563                  2,483
        242      Miscellaneous current and accrued liabilities                                      46,395                 42,483
                                                                                          -----------------      -----------------
                                              Total Current and Accrued Liabilities                130,778                275,976
                                                                                          -----------------      -----------------

                 Deferred Credits
        253      Other deferred credits                                                              5,604                  1,073
        255      Accumulated deferred investment tax credits                                             -                      -
                                                                                          -----------------      -----------------
                                                             Total Deferred Credits                  5,604                  1,073
                                                                                          -----------------      -----------------

                 Accumulated Deferred Income Taxes
        282      Accumulated deferred income taxes                                                  43,242                 51,405
                                                                                          -----------------      -----------------
                                                  Accumulated Deferred Income Taxes                 43,242                 51,405
                                                                                          -----------------      -----------------

                 Total Liabilities and Other Credit Accounts                                     $ 566,078              $ 720,259
                                                                                          =================      =================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                     BALANCE AT                                                        BALANCE
                                                      BEGINNING                      RETIREMENTS      OTHER (1)        AT CLOSE
ACCOUNT            DESCRIPTION                         OF YEAR       ADDITIONS        OR SALES         CHANGES         OF YEAR
----------- ---------------------------            ---------------- -------------  ---------------- --------------  ---------------
    121     Non-Utility Property (2)                     $     184      $      -           $     -            $ -        $     184
    303     Intangible Plant                                 8,168             -               434              -            7,734
    389     Land & Land Rights                               5,216             -                 -              -            5,216
    390     Structures & Improvements                      144,891         4,909               458              -          149,342
    391     Office Furniture & Equipment (2)                76,023         5,785                20              -           81,788
    392     Vehicles (2)                                       634             -                40              -              594
    393     Stores Equipment                                   702             -                24              -              678
    394     Tools, Shop & Garage Equipment (2)              23,028             -                 -              -           23,028
    395     Laboratory Equipment                             7,277             -                 -              -            7,277
    396     Power Operated Equipment (2)                     1,897             -               125              -            1,772
    397     Communication Equipment (2)                     13,748           118                 -              -           13,866
    398     Miscellaneous Equipment (3)                      3,144            26                 7              -            3,163
                                                   ---------------- -------------  ---------------- --------------  ---------------

            SUB-TOTAL                                      284,912        10,838             1,108              -          294,642

    106     Completed Construction Not Classified                -             -                 -              -                -

    107     Construction Work in Progress (4)                9,189         1,193                 -              -           10,382
                                                   ---------------- -------------  ---------------- --------------  ---------------

            TOTAL                                        $ 294,101      $ 12,031           $ 1,108            $ -        $ 305,024
                                                   ================ =============  ================ ==============  ===============



(1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: N/A

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                                BALANCE
                                                                                                                AT CLOSE
ACCOUNT               SUBACCOUNT DESCRIPTION                                                 ADDITIONS          OF YEAR
------------  ----------------------------------------------------------------------------  -------------    --------------
  1211        Land to be Retained - Non-Utility                                                  $     -          $      5
  1214        Land for Disposal - Non-Utility                                                          -               103
  1215        Structures for Disposal - Non-Utility                                                    -                69
  1216        Land for Disposal - Non-Utility                                                          -                 7
  3910        Office Furniture & Equipment - Furniture                                                 -            13,476
  3911        Office Furniture & Equipment - Machines                                                  -             3,776
  3912        Office Furniture & Equipment - EDP-Readoc                                                -               720
  3913        Office Furniture & Equipment - EDP-IBM 1800 Computer                                     -                 -
  3914        Office Furniture & Equipment - PCs & Other Hardware                                  5,779            44,891
  3915        Office Furniture & Equipment - EDP-IBM 3033                                              -            10,687
  3917        Office Furniture & Equipment - Laptops                                                   6               605
  3918        Office Furniture & Equipment - EDP-CDC1700 Computer                                      -             7,633
  3921        Vehicles - Passenger Cars incl. Electric Powered Automobiles                             -                 7
  3924        Vehicles - Ladders, Pick-ups, Forward Control Vans - 8,001 to 12,000 lbs.                -                46
  3926        Vehicles - Buckets, Derricks, Racks, Aux. Vehicles - 16,001 & over                       -                19
  3929        Vehicles - Trailers (other than Field Office Trailers)                                   -               522
  3940        Tools, Shop & Garage Equipment                                                           -            20,514
  3941        Tools, Shop & Garage Equipment - General Shops                                           -             2,514
  3960        Power Operated Equipment - No Recovery                                                   -                34
  3962        Power Operated Equipment - Field Office Trailers                                         -                58
  3963        Power Operated Equipment - Truck Mounted Cranes                                          -             1,592
  3965        Power Operated Equipment - Digger Loaders                                                -                57
  3967        Power Operated Equipment - Payloaders & Misc. Equipment                                  -                 -
  3969        Power Operated Equipment - Trailer Mounted Compressors                                   -                31
  3970        Communication Equipment                                                                118            13,253
  3972        Communication Equipment - Cell Control Unit & Network Control Node                       -               346
  3976        Communication Equipment - Fiber-Cable                                                    -               176
  3977        Communication Equipment - Fiber-Conduit                                                  -                91
                                                                                            -------------    --------------

              TOTAL                                                                              $ 5,903          $121,232
                                                                                            =============    ==============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)



(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY: Rest or lounge room equipment Kitchen equipment Recreation equipment and facilities Hospital equipment Accident prevention equipment


(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS Building renovations Computer hardware purchases Office furniture purchases Capital tool purchases

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                          BALANCE AT      ADDITIONS                           OTHER         BALANCE
                                                          BEGINNING       CHARGED TO                         CHARGES        AT CLOSE
ACCOUNT                           DESCRIPTION              OF YEAR        ACCT. 403      RETIREMENTS      ADD/(DEDUCT)      OF YEAR
---------  --------------------------------------     ------------  --------------- ---------------  ---------------- -------------
 121       Non-Utility Property                          $      -         $      1        $      -             $   -      $      1
 303       Intangible Plant                                 4,315            1,238            (434)                -         5,119
 389       Land & Land Rights                                   -                -               -                 -             -
 390       Structures & Improvements                       38,356            3,631            (458)             (228)       41,301
 391       Office Furniture & Equipment                    36,455            7,395             (20)                -        43,830
 392       Vehicles                                          (452)              31             (40)                -          (461)
 393       Stores Equipment                                    39               27             (24)                -            42
 394       Tools, Shop & Garage Equipment                   7,593              744               -                 -         8,337
 395       Laboratory Equipment                             1,950              198               -                 -         2,148
 396       Power Operated Equipment                           901              149            (125)                -           925
 397       Communication Equipment                          6,090              798               -                 -         6,888
 398       Miscellaneous Equipment                            801              121              (7)                -           915
 399       Completed Construction Not Classified                -                -               -                 -             -
                                                      ------------  --------------- ---------------  ---------------- -------------
           SUB-TOTAL                                       96,048           14,333          (1,108)             (228)      109,045

           Retirement Work in Progress                       (275)               -               -               157          (118)
                                                      ------------  --------------- ---------------  ---------------- -------------

           TOTAL                                         $ 95,773         $ 14,333        $ (1,108)            $ (71)     $108,927
                                                      ============  =============== ===============  ================ =============

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                                  BALANCE AT                BALANCE AT
                                                                                  BEGINNING                  CLOSE OF
                      DESCRIPTION                                                  OF YEAR                     YEAR
               --------------------------                                       ---------------          ------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                            $ -                         $ -
                                                                                ===============          ==================


ACCOUNT 124 - OTHER INVESTMENTS                                                            $ -                         $ -
                                                                                ===============          ==================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                                   $ -                         $ -
                                                                                ===============          ==================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                                  BALANCE AT            BALANCE AT
                                                                                  BEGINNING              CLOSE OF
                      DESCRIPTION                                                  OF YEAR                 YEAR
               --------------------------                                       ---------------       ---------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

               Boston Gas Company                                                    $ 186,216             $  24,588
               Essex Gas Company                                                         3,509                   169
               Colonial Gas Company                                                    141,119                 5,435
               Energy North Natural Gas, Inc.                                            3,593                   909
               Eastern Enterprises                                                      18,608                    55
               KeySpan Technologies, Inc.                                                  241                    62
               KeySpan Utility Services LLC                                             24,671                   469
               KeySpan Engineering & Survey, Inc.                                        4,049                 1,489
               KeySpan Electric Services LLC                                           137,092               140,907
               KeySpan Generation LLC                                                  (20,420)               26,910
               KeySpan Energy Development Corp.                                          1,410                 1,744
               THEC Holdings Corp.                                                       1,591                   841
               KeySpan Gas East Corporation                                            145,659                16,196
               The Brooklyn Union Gas Company                                           77,453                33,640
               KeySpan Ravenwood Services Corp.                                         (1,724)               10,366
               KeySpan Ravenswood Inc.                                                  88,893                  (416)
               KeySpan Energy Trading Services LLC                                     (12,812)                  440
               KeySpan Energy Corporation                                               11,328                   (15)
               KeySpan Services Inc.                                                    13,546                 3,175
               KeySpan Communications Corp                                                  28                     -
               KeySpan Glenwood Energy Center LLC                                       84,395                    30
               KeySpan Spagnoli Road Energy Center LLC                                  38,317                     -
               KeySpan Port Jefferson Energy Center LLC                                 92,317                    26
               KeySpan Corporation                                                    (572,035)               63,493
                                                                                ---------------       ---------------

               TOTAL                                                                 $ 467,044             $ 330,513
                                                                                ===============       ===============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                  DESCRIPTION                                       LABOR               EXPENSES                 TOTAL
               ------------------------------------             --------------        -------------        ------------------
ACCOUNT 152 - FUEL STOCK EXPENSES
               UNDISTRIBUTED                                              $ -                  $ -                       $ -
                                                                ==============        =============        ==================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                DESCRIPTION                                      LABOR                    EXPENSES                   TOTAL
               ----------------------------------             -------------             -------------            --------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                             $ -                       $ -                       $ -
                                                              =============             =============            ==============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                 BALANCE AT                 BALANCE AT
                                                                                  BEGINNING                  CLOSE OF
                      DESCRIPTION                                                  OF YEAR                     YEAR
               --------------------------                                       --------------             -------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

               Cash Surrender Value - Group Life Insurance                                $ -                     $   -

               Rent Receivable                                                              -                         -

               All Other - Net                                                              -                       (14)
                                                                                --------------             -------------

               TOTAL                                                                      $ -                     $ (14)
                                                                                ==============             =============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.

                                                                                  BALANCE AT                  BALANCE AT
                                                                                  BEGINNING                    CLOSE OF
                      DESCRIPTION                                                  OF YEAR                       YEAR
               --------------------------                                       ---------------             ----------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

               Refunds-Customer Deposits/Receipts                                        $ (96)                         $ -
                                                                                ===============             ================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

                      DESCRIPTION                                            AMOUNT
               --------------------------                                 -------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                  $ -
                                                                          =============

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                 NUMBER OF        PAR OR STATED             OUTSTANDING
   ACCOUNT                                         SHARES             VALUE                   AT CLOSE
   NUMBER             CLASS OF STOCK             AUTHORIZED         PER SHARE                OF PERIOD
-------------- ------------------------------  ---------------  -------------------  ---------------------------
     201       Common Stock Issued                1 SHARE               -            NO. OF SHARE
                                                                                                              1
                                                                                     TOTAL AMOUNT
                                                                                                       $ 34,930



INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                    AMOUNT
---------------                                          -------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                           $ 458


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                              -
                                                         -------------------

TOTAL                                                                 $ 458
                                                         ===================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                               BALANCE AT                                                    BALANCE AT
                                BEGINNING        NET INCOME         DIVIDENDS                  CLOSE
DESCRIPTION                      OF YEAR         OR (LOSS)             PAID                   OF YEAR
---------------              ----------------  ---------------  -------------------  ---------------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                    931            1,866                    -                        2,797
                             ----------------  ---------------  -------------------  ---------------------------


TOTAL                                  $ 931          $ 1,866                  $ -                      $ 2,797
                             ================  ===============  ===================  ===========================


Net Income represents the following:
     Net Income before Taxes                          $ 4,930
     Less:  State Income Tax Expense                    1,004
     Less:  Federal Income Tax Expense                  2,060
                                               ---------------
     Net Income after Taxes                           $ 1,866
                                               ===============

Net Income before Taxes includes the following:
     Late Payment Charge from Associates                $ 167
     Return on Equity                                   4,763
                                               ---------------
     Total                                            $ 4,930
                                               ===============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             TERMS OF OBLIG    DATE                             BALANCE AT                           BALANCE AT
                             CLASS & SERIES     OF      INTEREST     AMOUNT     BEGINNING                   (1)         CLOSE
     NAME OF CREDITOR        OF OBLIGATION   MATURITY     RATE     AUTHORIZED    OF YEAR    ADDITIONS   DEDUCTIONS     OF YEAR
---------------------------- --------------- ---------- --------- ------------- ---------- ------------ ------------ ------------
KeySpan Corporation - Parent Promissory Note 11/15/2005   7.25%      $ 173,828    $ 173,828   $      -     $      -    $ 173,828

KeySpan Corporation - Parent Promissory Note,
                             Series 1985A    3/1/2016     5.15%       $ 58,020       58,020          -            -       58,020

KeySpan Corporation - Parent Promissory Note,
                             Series 1985B    3/1/2016     5.15%       $ 22,100       22,100          -            -       22,100

KeySpan Corporation - Parent Promissory Note 6/1/2006     6.15%       $ 94,096            -     94,096            -       94,096

KeySpan Corporation - Parent Promissory Note,
                             Series 1992     3/15/2023    8.20%       $ 94,096       94,096          -       94,096            -
                                                                               ------------------------ ------------ ------------

TOTAL                                                                             $ 348,044   $ 94,096     $ 94,096    $ 348,044
                                                                               ======================== ============ ============


(1)  Note was extinguished and replaced by a note with lower interest rate.

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                  BALANCE AT              BALANCE AT
                                                                                  BEGINNING                CLOSE OF
                      DESCRIPTION                                                  OF YEAR                   YEAR
               --------------------------                                       ---------------         ---------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                   $       -                $      -
                                                                                ===============         ===============





ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

               Boston Gas Company                                                    $       -                $     79
               Essex Gas Company                                                             -                     (82)
               Colonial Gas Company                                                          -                      80
               Energy North Natural Gas, Inc.                                                -                      18
               KeySpan Technologies, Inc.                                                    -                     (25)
               KeySpan Utility Services LLC                                              3,549                   4,657
               KeySpan Engineering & Survey, Inc.                                        4,522                   4,889
               KeySpan Electric Services LLC                                                 -                    (295)
               KeySpan Generation LLC                                                        -                      10
               KeySpan Gas East Corporation                                                  -                     417
               The Brooklyn Union Gas Company                                                -                      (2)
               KeySpan Services Inc.                                                      (837)                  1,001
               KeySpan Corporation                                                     185,963                  49,085
                                                                                ---------------         ---------------

               TOTAL                                                                 $ 193,197                $ 59,832
                                                                                ===============         ===============





ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

               Severance Accrual                                                     $     623                $      -
               Post Employment Benefits                                                  3,094                   3,094
               Accrued Vacation                                                         14,905                  15,965
               Accrued Incentive Compensation                                           21,046                  24,797
               Management Deferred Compensation Plan                                     1,405                   1,542
               Employees 401K Match                                                        997                     997
               Officers' Deferred Stock Unit Plan 20% Match                                413                       -
                                                                                ---------------         ---------------

               TOTAL                                                                 $  42,483                $ 46,395
                                                                                ===============         ===============

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Corporate Services LLC ("KCS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England ("KEDNE")), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KCS and KeySpan and its subsidiaries (collectively, the "Client Companies"), KCS provides the following services to the Client Companies: (a) corporate affairs (b) customer services (c) environmental services (d) executive and administration (e) financial services
(f) human resources (g) information technology (h) legal and regulatory and (i) operating services.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines set forth in the Service Agreement. Per the Service Agreement, costs are: (1) directly assigned where possible; (2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship; or (3) allocated broad based. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The financial statements presented herein include the years ended December 31, 2003 and 2002.

The accounting records of KCS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with the original maturity of three months or less.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Service Company Property

Service company property is stated at original cost, which includes labor, material, applicable taxes, and allocations of overhead. Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property. The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to income as incurred.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" which was revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the original provisions of FIN 46 were to be applied for the first interim or annual period beginning after June 15, 2003. In October, the FASB delayed implementation of FIN 46 until the fourth quarter 2003 for certain variable interest entities. KCS does not have an arrangement with a variable interest entity.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain instruments embedded in other contracts and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement: (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative; (ii) clarifies when a derivative contains a financing component;
(iii) amends the definition of an underlying; and (iv) amends certain other existing pronouncements. The implementation of this Statement did not have an impact on KCS's results of operations, financial condition or cash flows since KCS's has not entered into any derivative financial instruments. The Statement was effective for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or an asset in some circumstances) when there is an obligation to redeem the issuer's shares and either requires or may require satisfaction of the obligation by transferring assets, or satisfy the obligation by issuing additional equity shares subject to certain criteria. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this Statement did not have an impact on KCS's results of operations, financial condition or cash flows.

In July 2003, the FASB concluded its discussions on EITF 03-11 "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as Defined in EITF Issue No. 02-3 Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Contracts Involved in Energy Trading and Risk Management Activities." The Task Force reached a consensus that determining whether realized gains or losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this Statement did not have an impact on KCS's results of operations, financial condition or cash flows since KCS's has not entered into any derivative financial instruments. This Statement was effective October 1, 2003.

In December 2003, the FASB issued SFAS 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement revises employers' disclosures about pension and other postretirement benefit plans. This Statement retains the disclosure requirements contained in FASB Statement 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. KCS has implemented the requirements of this Statement, as it relates to members of a defined pension and other postretirement benefit plan, in Footnote 2 "Postretirement Benefits."

Note 2.  Postretirement Benefits

Pension: KCS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KCS). Pension expense attributed to KCS for the years ended December 31, 2003 and 2002, was approximately $40.9 million and $0.3 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KCS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KCS). KCS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KCS for the years ended December 31, 2003 and 2002, was approximately $28.9 million and $17.5 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS.

                ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 3.  Work Force Reduction Programs

KCS recorded an $8.9 million liability in December 2000 associated with the severance program. In 2001, approximately $6.2 million in payments were made leaving a balance at December 31, 2001 of approximately $2.7 million. In 2002, $2.2 million in payments were made with the remaining liability of $0.6 million reversed into other income on the Statement of Income.

Note 4.  Notes Payable to Associate Companies

KCS had $348 million of notes payable to KeySpan at December 31, 2003 and 2002. These notes are related to certain outstanding series of debt of KeySpan. The interest rate on these notes range from 5.15% to 7.25% and the maturity dates range from 2005 to 2016. This debt supports a capital structure of 90% debt and 10% equity prescribed by the SEC.

The fair value of the underlying debt recorded at KeySpan at December 31, 2003 and 2002 was $373.1 and $373.0 million, respectively.

Note 5.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest charged on outstanding borrowings is generally equal to KeySpan's short term borrowing rate, plus a proportional share of the administrative costs incurred in obtaining the required funds. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but does permit these utilities to borrow from the utility money pool.

Note 6.  Financial Guarantees

KCS has jointly and severally guaranteed approximately $155 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-5.30%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KeySpan Utility Services LLC, and KeySpan Electric Services.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 7.  Operating Leases

Substantially all leases, other than leases associated with KEDNE and the non-regulated businesses of KeySpan, are obligations of KCS. These operating lease agreements which have various terms and expiration dates, are for buildings, office equipment, vehicles and powered operated equipment. This expense is recorded by KCS and allocated as an intercompany expense to the other KeySpan companies.

Note 8.  Income Tax

KCS files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

-----------------------------------------------------------------------------------------------
                                                     Year Ended              Year Ended
(In Thousands of Dollars)                        December 31, 2003        December 31, 2002
-----------------------------------------------------------------------------------------------
Current income tax                                    $ 10,223               $ (34,908)
Deferred income tax                                     (7,159)                 31,451
-----------------------------------------------------------------------------------------------
Total income tax expense (benefit)                    $  3,064               $  (3,457)
-----------------------------------------------------------------------------------------------


The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

------------------------------------------------------------------------------------------

(In Thousands of Dollars)                     December 31, 2003      December 31, 2002
------------------------------------------------------------------------------------------
Reserves not currently deductible                 $   (2,034)             $     464
Property related differences                         (38,219)               (37,715)
Pension and postretirement costs                      26,985                 15,620
Property taxes                                        (1,229)                  (985)
Other items - net                                    (10,002)                (9,056)
------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                $  (24,499)             $ (31,672)
------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:

---------------------------------------------------------------------------------------------------
                                                        Year Ended               Year Ended
(In Thousands of Dollars)                            December 31, 2003       December 31, 2002
---------------------------------------------------------------------------------------------------
Computed at the statutory rate                         $   1,726                $   2,069
Adjustments related to:
     State taxes                                             653                        -
Accrual to return adjustment                                 446                  (11,012)
Other items - net                                            239                    5,486
---------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                     $   3,064                $  (3,457)
---------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------------

                                                                                                YEAR                  YEAR
                                                                                               ENDED                 ENDED
   ACCOUNT                                    DESCRIPTION                                    12/31/2003            12/31/2002
-----------------------------------------------------------------------------------------------------------     -----------------
        INCOME
457.1          SERVICES RENDERED TO ASSOCIATE COMPANIES                                          $ 148,837             $ 121,633
457.2          SERVICES RENDERED TO ASSOCIATE COMPANIES                                            483,724               440,074
457.3          SERVICES RENDERED TO ASSOCIATE COMPANIES                                             32,633                30,333
                                                                                          -----------------     -----------------
                                              TOTAL INCOME                                       $ 665,194             $ 592,040
                                                                                          -----------------     -----------------
       EXPENSE
500            OPERATION SUPV. & ENG'G - STEAM POWER GENERATION                                        $ 1                   $ -
506            MISCELLANEOUS STEAM POWER EXPENSES                                                       80                     -
510            MAINTENANCE SUPV. & ENG'G - STEAM POWER GENERATION                                        5                     -
511            MAINT. OF STRUCTURES - STEAM POWER GENERATION                                             1                     -
512            MAINT. OF BOILER PLANT - STEAM POWER GENERATION                                           1                     -
513            MAINT. OF ELECTRIC PLANT - STEAM POWER GENERATION                                         3                     -
514            MAINT. OF MISC. STEAM PLANT - STEAM POWER GENERATION                                      1                     -
548            GENERATION EXPENSES - OTHER POWER GENERATION                                             36                     -
570            MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                                           1                     -
572            MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                                           2                     -
583            OVERHEAD LINE EXPENSES - DISTRIBUTION                                                   174                   120
584            UNDERGROUND LINE EXPENSES - DISTRIBUTION                                                 32                     -
587            CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                                         3,473                 2,822
813            OTHER GAS SUPPLY EXPENSES                                                             1,299                 1,030
850            OPERATION SUPERVISION AND ENGINEERING - TRANSMISSION                                      -                    13
874            MAINS & SERVICES EXPENSES - DISTRIBUTION                                              2,303                 2,016
879            CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                                         1,038                   903
887            MAINTENANCE OF MAINS - DISTRIBUTION                                                      11                     -
893            MAINT. OF METERS AND HOUSE REGULATORS  - DISTRIBUTION                                 1,538                   822
901            SUPERVISION - CUSTOMER ACCOUNTS                                                         477                   345
902            METER READING EXPENSES                                                               14,758                12,564
903            CUSTOMER RECORDS AND COLLECTION EXPENSES                                             96,725                62,510
910            MISC. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                                     1,786                 1,928
911            SUPERVISION - SALES                                                                      31                   383
912            SALES DEMONSTRATION AND SELLING EXPENSES                                             17,175                15,461
913            SALES ADVERTISING EXPENSES                                                            2,263                 2,344
916            MISCELLANEOUS SALES EXPENSES                                                              -                    19
920            ADMINISTRATIVE AND GENERAL SALARIES                                                 178,046               151,572
921            OFFICE SUPPLIES AND EXPENSES                                                         95,890               122,837
923            OUTSIDE SERVICES EMPLOYED                                                            19,217                 7,229
924            PROPERTY INSURANCE                                                                    6,199                 5,335
925            INJURIES AND DAMAGES                                                                  1,827                     -
926            EMPLOYEE PENSIONS AND BENEFITS                                                            -                     -
928            REGULATORY COMMISSION EXPENSES                                                          208                   212
930.1          GENERAL ADVERTISING EXPENSES                                                          2,606                 2,846
930.2          MISCELLANEOUS GENERAL EXPENSES                                                        7,158                 6,719
931            GENERAL RENTS                                                                         1,686                 1,406
932            MAINTENANCE OF GENERAL PLANT                                                          1,120                 1,077
940            SERVICE COMPANY EXPENSES TO CAPITAL                                                  67,301                63,370
950            ENVIRONMENTAL EXPENSES                                                               14,037                11,996
955            OTHER DEFERRED EXPENSES                                                               1,151                     -

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                   SCHEDULE XV
                         STATEMENT OF INCOME (Continued)
                                 (In Thousands)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                              YEAR                    YEAR
                                                                                             ENDED                   ENDED
    ACCOUNT                                     DESCRIPTION                                12/31/2003              12/31/2002
--------------------------------------------------------------------------------------------------------     -------------------
960             FLEET EXPENSES                                                                   29,354                  30,036
961             BUILDING SERVICE EXPENSES                                                        10,406                  10,208
962             STORES EXPENSE                                                                    7,817                   4,865
984             SERVICE COMPANY EXPENSES TO CLEARING ACCTS.                                      16,730                  12,562
403             DEPRECIATION AND AMORTIZATION EXPENSE                                            13,096                  13,752
404             AMORTIZATION OF LIMITED-TERM PLANT                                                    -                       -
405             AMORTIZATION OF OTHER GAS PLANT                                                   1,238                   1,300
408             TAXES OTHER THAN INCOME                                                          12,883                  11,440
409             INCOME TAXES                                                                     10,223                 (34,908)
410             PROVISION FOR DEFERRED INCOME TAXES                                              (7,159)                 31,451
411             PROVISION FOR DEFERRED INCOME TAXES-CR.                                               -                       -
419             INTEREST AND DIVIDEND INCOME                                                     (1,576)                (47,712)
421             MISCELLANEOUS NONOPERATING INCOME                                                     2                       1
421.1           GAIN ON DISPOSITION OF PROPERTY                                                       -                  (2,383)
422             INTERCOMPANY-NONOPERATING INCOME                                                  4,572
426.1           DONATIONS                                                                           880                   1,342
426.3           PENALTIES                                                                             -                       -
426.4           EXPENDITURES FOR CERTAIN CIVIC, POLITICAL &  RELATED ACT.                           463                     384
426.5           OTHER DEDUCTIONS                                                                     32                     100
427             INTEREST ON LONG-TERM DEBT                                                            -                       -
428             AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                             -                       -
430             INTEREST ON DEBT TO ASSOCIATED COMPANIES                                         24,681                  71,564
431             OTHER INTEREST EXPENSE                                                               26                     790
                                                                                     -------------------     -------------------
                                               TOTAL EXPENSE                                  $ 663,328               $ 609,750
                                                                                     -------------------     -------------------

                NET INCOME OR (LOSS)                                                          $   1,866               $   9,369
                                                                                     ===================     ===================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

                                                       DIRECT         INDIRECT          COMPENSATION       TOTAL
             NAME OF ASSOCIATE COMPANY                 COSTS            COSTS            FOR USE OF        AMOUNT
                                                      CHARGED          CHARGED            CAPITAL          BILLED
---------------------------------------------------------------------------------------------------------------------
                                                       457-1            457-2              457-3
Boston Gas Company                                      $ 31,274           $  86,029           $     15    $ 117,318
Essex Gas Company                                          1,069                 198                  -        1,267
Colonial Gas Company                                       5,796              21,618                  -       27,414
Energy North Natural Gas, Inc.                             2,043              10,587                  -       12,630
KeySpan New England LLC                                      155                   -                  -          155
KeySpan Utility Services LLC                               1,449                 377                  -        1,826
KeySpan Engineering & Survey, Inc.                         1,251               1,911                  -        3,162
KeySpan Electric Services LLC                             17,789             141,202             14,955      173,946
KeySpan Generation LLC                                     5,152              17,086              2,178       24,416
KeySpan Energy Development Corporation                     2,115               3,958                  1        6,074
KeySpan Gas East Corporation                              10,219              68,663              5,223       84,105
The Brooklyn Union Gas Company                            51,013              91,077              6,992      149,082
KeySpan Exploration & Production LLC                           4                   -                  -            4
KeySpan Ravenswood Services Corp.                          5,041              18,407              3,115       26,563
The Houston Exploration Company                             (105)              2,959                  -        2,854
KeySpan Energy Trading Services LLC                          264                 706                 82        1,052
KeySpan Glenwood Energy Center LLC                             1                   8                  -            9
KeySpan Port Jefferson Energy Center LLC                       1                   8                  -            9
KeySpan Technologies Inc.                                    487                   -                  -          487
KeySpan Services Inc.                                      3,720              17,536                 72       21,328
KeySpan Corporation                                       10,099               1,394                  -       11,493
                                                    -----------------------------------------------------------------
                       TOTAL                            $148,837           $ 483,724           $ 32,633    $ 665,194
                                                    =================================================================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

                                                    DIRECT        INDIRECT        COMPENSATION         TOTAL
                NAME OF ASSOCIATE COMPANY            COSTS         COSTS           FOR USE OF         AMOUNT
                                                    CHARGED       CHARGED           CAPITAL           BILLED
-----------------------------------------------------------------------------------------------------------------
                                                     458-1         458-2             458-3




                                                 ----------------------------------------------------------------
                          TOTAL                            $ -            $ -                  $ -           $ -
                                                 ================================================================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                      ---------------------------------------------------------------------------------------------
                                       ASSOCIATE COMPANY CHARGES        NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                      ------------------------------ ---------------------------------- ---------------------------
                                        DIRECT   INDIRECT                DIRECT    INDIRECT                DIRECT   INDIRECT
ACCOUNT             DESCRIPTION          COST      COST       TOTAL       COST       COST        TOTAL      COST      COST    TOTAL
-------------------------------------------------------------------- ---------------------------------- ---------------------------
  500  Operation Supv. & Eng'g-Steam
        Power Generation                  $ 1       $ -         $ 1        $ -       $ -           $ -      $ 1       $ -       $ 1
  506  Miscellaneous Steam Power
        Expenses                           80         -          80          -         -             -       80         -        80
  510  Maintenance Supv. & En'g-Steam
        Power Generation                    5         -           5          -         -             -        5         -         5
  511  Maint. of Structures-Steam
        Power Generation                    1         -           1          -         -             -        1         -         1
  512  Maint. of Boiler Plant-Steam
        Power Generation                    1         -           1          -         -             -        1         -         1
  513  Maint. of Electric Plant-Steam
        Power Generation                    3         -           3          -         -             -        3         -         3
  514  Maint. of Misc. Steam Plant-
        Steam Power Generation              1         -           1          -         -             -        1         -         1
  548  Generation Expenses-Other Power
        Generation                         36         -          36          -         -             -       36         -        36
  570  Maint. of Station Equipment-
        Transmission                        1         -           1          -         -             -        1         -         1
  572  Maint. of Underground Lines-
        Transmission                        2         -           2          -         -             -        2         -         2
  583  Overhead Line Expenses-
        Distribution                      174         -         174          -         -             -      174         -       174
  584  Underground Line Expenses-
        Distribution                       32         -          32          -         -             -       32         -        32
  587  Customer Installation
        Expenses-Distribution           3,473         -       3,473          -         -             -    3,473         -     3,473
  813  Other Gas Supply Expenses            -     1,299       1,299          -         -             -        -     1,299     1,299
  850  Operation Supervision and
        Eng'g-Transmission                  -         -           -          -         -             -        -         -         -
  874  Mains and Services Expenses-
        Distribution                       10     2,293       2,303          -         -             -       10     2,293     2,303
  879  Customer Installation
        Expenses-Distribution           1,038         -       1,038          -         -             -    1,038         -     1,038
  887  Maintenance of Mains-
        Distribution                       11         -          11          -         -             -       11         -        11
  893  Maint. of Meters and House
        Regulators-Distribution             -     1,538       1,538          -         -             -        -     1,538     1,538
  901  Supervision-Customer
        Accounts                          413        64         477          -         -             -      413        64       477
  902  Meter Reading Expenses              25    14,733      14,758          -         -             -       25    14,733    14,758
  903  Customer Records and
        Collection Expenses            36,118    60,607      96,725          -         -             -   36,118    60,607    96,725
  910  Misc. Customer Service &
        Informational Expenses            991       795       1,786          -         -             -      991       795     1,786
  911  Supervision-Sales                    -        31          31          -         -             -        -        31        31
  912  Sales Demonstration and
        Selling Expenses                8,306     8,869      17,175          -         -             -    8,306     8,869    17,175
  913  Sales Advertising Expenses           1     2,262       2,263          -         -             -        1     2,262     2,263
  916  Miscellaneous Sales Expenses         -         -           -          -         -             -        -         -         -
  920  Administrative and General
        Salaries                       27,703   150,343     178,046          -         -             -   27,703   150,343   178,046
  921  Office Supplies and Expenses    10,315    85,575      95,890          -         -             -   10,315    85,575    95,890
  923  Outside Services Employed        1,548    17,669      19,217          -         -             -    1,548    17,669    19,217
  924  Property Insurance               1,126     5,073       6,199          -         -             -    1,126     5,073     6,199
  925  Injuries and Damages                 -     1,827       1,827          -         -             -        -     1,827     1,827
  926  Employee Pensions and
        Benefits                            -         -           -          -         -             -        -         -         -
  928  Regulatory Commission
        Expenses                          208         -         208          -         -             -      208         -       208
 930.1 General Advertising
        Expenses                        1,401     1,205       2,606          -         -             -    1,401     1,205     2,606
 930.2 Miscellaneous General
        Expenses                        4,526     2,632       7,158          -         -             -    4,526     2,632     7,158
  931  General Rents                        -     1,686       1,686          -         -             -        -     1,686     1,686
  932  Maintenance of General Plant       406       714       1,120          -         -             -      406       714     1,120
  940  Service Company Expenses to
        Capital                        21,594    45,707      67,301          -         -             -   21,594    45,707    67,301
  950  Environmental Expenses          14,014        23      14,037          -         -             -   14,014        23    14,037
  955  Other Deferred Expenses          1,126        25       1,151          -         -             -    1,126        25     1,151
  960  Fleet Expenses                       -    29,354      29,354          -         -             -        -    29,354    29,354
  961  Building Service Expenses       10,406         -      10,406          -         -             -   10,406         -    10,406
  962  Stores Expense                   3,735     4,082       7,817          -         -             -    3,735     4,082     7,817
  984  Service Company Expenses
        to Clearing Accounts                8    16,722      16,730          -         -             -        8    16,722    16,730
  403  Depreciation Expense                 -    13,096      13,096          -         -             -        -    13,096    13,096
  405  Amortization of Other Gas
        Plant                               -     1,238       1,238          -         -             -        -     1,238     1,238
  408  Taxes Other Than Income
        Taxes-Prop., Payroll & Fuel         -    12,883      12,883          -         -             -        -    12,883    12,883
  421  Miscellaneous Nonoperating
        Income                              -         2           2          -         -             -        -         2         2
 421.1 Gain on Disposition of
        Property                            -         -           -          -         -             -        -         -         -
 426.1 Donations                            -       880         880          -         -             -        -       880       880
 426.4 Expenditures for Certain
        Civic,Political & Related Act.      -       463         463          -         -             -        -       463       463
 426.5 Other Deductions                    (2)       34          32          -         -             -       (2)       34        32
                                      ------------------------------ ---------------------------------- ---------------------------
              SUB-TOTAL EXPENSES      148,837   483,724     632,561          -         -             -  148,837   483,724   632,561
  408  Taxes Other Than Income
        Taxes-Other                         -         -           -          -         -             -        -         -         -
  409  Income Taxes                         -         -      10,223          -         -             -        -         -    10,223
  410  Provision for Deferred
        Income Taxes                        -         -      (7,159)         -         -             -        -         -    (7,159)
  419  Interest and Dividend
        Income                              -         -      (1,576)         -         -             -        -         -    (1,576)
  422  Intercompany-
        Nonoperating Income                 -         -       4,572          -         -             -        -         -     4,572
  427  Interest on Long-term
        Debt                                -         -           -          -         -             -        -         -         -
  428  Amortization of Debt
        Discount and Expense                -         -           -          -         -             -        -         -         -
  430  Interest on Debt to
        Associated Companies                -         -      24,681          -         -             -        -         -    24,681
  431  Other Interest Expense               -         -          26          -         -             -        -         -        26
                                      ------------------------------ ---------------------------------- ---------------------------
       TOTAL COST OF SERVICE         $148,837  $483,724   $ 663,328        $ -       $ -           $ - $148,837  $483,724  $663,328
                                      =============================== ================================= ===========================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                   ----------------------------------------------------------------
                                                                                              Call
                                                                      Corporate   AGC &      Center
                                                Total                   Cost      Corp.     & Billing    Client     Con-   Corporate
 ACCOUNT                      DESCRIPTION       Amount     Overhead     Center    Sec'y      Services   Services   troller  Affairs
------------------------------------------------------------------------------------------------------------------------------------
 500     Operation Supv. & Eng'g-Steam Power
          Generation                               $ 1         $ -       $ -        $ -        $ -        $ -        $ -        $ -
 506     Miscellaneous Steam Power Expenses         80           -         -          -          -          -          -          -
 510     Maintenance Supv. & En'g-Steam Power
          Generation                                 5           2         -          -          -          -          -          -
 511     Maint. of Structures-Steam Power
          Generation                                 1           -         -          -          -          -          -          -
 512     Maint. of Boiler Plant-Steam Power
          Generation                                 1           -         -          -          -          -          -          -
 513     Maint. of Electric Plant-Steam
          Power Generation                           3           1         -          -          -          -          -          -
 514     Maint. of Misc. Steam Plant-Steam
          Power Generation                           1           -         -          -          -          -          -          -
 548     Generation Expenses-Other Power
          Generation                                36          19         -          -          -          -          -          -
 570     Maint. of Station Equipment-
          Transmission                               1           -         -          -          -          -          -          -
 572     Maint. of Underground Lines-
          Transmission                               2           -         -          -          -          -          -          -
 583     Overhead Line Expenses-Distribution       174          80         -          -          -          -          -          -
 584     Underground Line Expenses-
          Distribution                              32          14         -          -          -          -          -          -
 587     Customer Installation Expenses-
          Distribution                           3,473       1,552         -          -      1,134          -          -          -
 813     Other Gas Supply Expenses               1,299         626         -          -          -          -          -          -
 850     Operation Supervision and Eng'g-
          Transmission                               -           -         -          -          -          -          -          -
 874     Mains and Services Expenses-
          Distribution                           2,303         546         -          -          -          -          -          -
 879     Customer Installation Expenses-
          Distribution                           1,038         482         -          -        329          -          -          -
 887     Maintenance of Mains-Distribution          11           5         -          -          4          -          -          -
 893     Maint. of Meters and House
          Regulators-Distribution                1,538         561         -          -          -          -          -          -
 901     Supervision-Customer Accounts             477         215         -          -          -          -          -          -
 902     Meter Reading Expenses                 14,758       6,356         -          -          -          -          -          -
 903     Customer Records and Collection
          Expenses                              96,725      33,422        34          -     29,677          -        755          -
 910     Misc. Customer Service &
          Informational Expenses                 1,786         308         -          -          -          -          -          -
 911     Supervision-Sales                          31          10         -          -          -          -          -          -
 912     Sales Demonstration and Selling
          Expenses                              17,175       4,302         -          -          -          -          -          -
 913     Sales Advertising Expenses              2,263           -         -          -          -          -          -          -
 916     Miscellaneous Sales Expenses                -           -         -          -          -          -          -          -
 920     Administrative and General
          Salaries                             178,046      88,770     1,032        872        198      1,187      5,362      2,472
 921     Office Supplies and Expenses           95,890          63     3,247        810         64        274      1,741      3,582
 923     Outside Services Employed              19,217           -       493          -          -      3,479      4,995          -
 924     Property Insurance                      6,199           -         -          -          -          -          -          -
 925     Injuries and Damages                    1,827           -         -          -          -          -          -          -
 926     Employee Pensions and Benefits              -     (99,547)   70,206          -          -          -          -          -
 928     Regulatory Commission Expenses            208           -         -          -          -          -        208          -
930.1    General Advertising Expenses            2,606         239         -          -          -          -          -          -
930.2    Miscellaneous General Expenses          7,158         321       329      1,302          -          -          -      2,118
 931     General Rents                           1,686           -         -          -          -          -          -          -
 932     Maintenance of General Plant            1,120         253         -          -          -          -          -          -
 940     Service Company Expenses to
          Capital                               67,301      12,306       666          -          -          -      1,191          -
 950     Environmental Expenses                 14,037         173         8          -          -          -          -          -
 955     Other Deferred Expenses                 1,151         324         -          -          -          -          -          -
 960     Fleet Expenses                         29,354       9,608    (2,335)         -          -          -          -          -
 961     Building Service Expenses              10,406       4,409   (22,829)         -          -          -          -          -
 962     Stores Expense                          7,817       2,722         -          -          -          -          -          -
 984     Service Company Expenses to
          Clearing Accounts                     16,730       6,106         -          -          -          -          -          -
 403     Depreciation Expense                   13,096           -    13,096          -          -          -          -          -
 405     Amortization of Other Gas Plant         1,238           -     1,238          -          -          -          -          -
 408     Taxes Other Than Income
          Taxes - Prop., Payroll & Fuel         12,883     (16,651)   29,457          -          -          -          -          -
 421     Miscellaneous Nonoperating Income           2           -         -          -          -          -          -          -
421.1    Gain on Disposition of Property             -           -         -          -          -          -          -          -
426.1    Donations                                 880           -         -          -          -          -          -        880
426.4    Expenditures for Certain Civic,
          Political &  Related Act.                463           -         -          -          -          -          -        161
426.5    Other Deductions                           32         258         -          -          -          -          -          -
                                             --------------------------------------------------------------------------------------
                   SUB-TOTAL EXPENSES          632,561      57,855    94,642      2,984     31,406      4,940     14,252      9,213
 408     Taxes Other Than Income Taxes-
          Other                                      -           -         -          -          -          -          -          -
 409     Income Taxes                           10,223           -    10,223          -          -          -          -          -
 410     Provision for Deferred  Income
          Taxes                                 (7,159)          -    (7,159)         -          -          -          -          -
 419     Interest and Dividend Income           (1,576)          -    (1,576)         -          -          -          -          -
 422     Intercompany - Nonoperating
          Income                                 4,572           -     4,572          -          -          -          -          -
 427     Interest on Long-term Debt                  -           -         -          -          -          -          -          -
 428     Amortization of Debt Discount
          and Expense                                -           -         -          -          -          -          -          -
 430     Interest on Debt to Associated
          Companies                             24,681           -    24,681          -          -          -          -          -
 431     Other Interest Expense                     26           -         -          -          -          -          -          -
                                             --------------------------------------------------------------------------------------
         TOTAL COST OF SERVICE               $ 663,328    $ 57,855 $ 125,383    $ 2,984   $ 31,406    $ 4,940   $ 14,252    $ 9,213
                                              =====================================================================================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                                                    DEPARTMENT OR SERVICE FUNCTION
                                        --------------------------------------------------------------------------------------------
                                                     Employment  Enterprise  Environmental           Field      Financial
                                          Customer   & Employee   Wide Risk   Engineering            Operations Operations Financial
 ACCOUNT             DESCRIPTION         Relations   Development  Management  & Services  Executive  Support       EBU     Planning
------------------------------------------------------------------------------------------------------------------------------------
 500     Operation Supv. & Eng'g-Steam
          Power Generation                    $ -          $ -         $ -         $ -        $ -        $ -         $ -       $ -
 506     Miscellaneous Steam Power
          Expenses                              -            -           -          80          -          -           -         -
 510     Maintenance Supv. & En'g-Steam
          Power Generation                      -            -           -           3          -          -           -         -
 511     Maint. of Structures-Steam
          Power Generation                      -            -           -           1          -          -           -         -
 512     Maint. of Boiler Plant-Steam
          Power Generation                      -            -           -           1          -          -           -         -
 513     Maint. of Electric Plant-Steam
          Power Generation                      -            -           -           2          -          -           -         -
 514     Maint. of Misc. Steam Plant-
          Steam Power Generation                -            -           -           1          -          -           -         -
 548     Generation Expenses-Other Power
         Generation                             -            -           -          17          -          -           -         -
 570     Maint. of Station Equipment-
          Transmission                          -            -           -           1          -          -           -         -
 572     Maint. of Underground Lines-
          Transmission                          -            -           -           2          -          -           -         -
 583     Overhead Line Expenses-
          Distribution                         52            -           -          42          -          -           -         -
 584     Underground Line Expenses-
          Distribution                          -            -           -          18          -          -           -         -
 587     Customer Installation Expenses-
          Distribution                        787            -           -           -          -          -           -         -
 813     Other Gas Supply Expenses              -            -           -           -          -          -           -         -
 850     Operation Supervision and Eng'g-
          Transmission                          -            -           -           -          -          -           -         -
 874     Mains and Services Expenses-
          Distribution                          -            -           -           -          -      1,747           -         -
 879     Customer Installation Expenses-
          Distribution                        227            -           -           -          -          -           -         -
 887     Maintenance of Mains-
          Distribution                          2            -           -           -          -          -           -         -
 893     Maint. of Meters and House
          Regulators-Distribution               -            -           -           -          -        977           -         -
 901     Supervision-Customer Accounts          -            -           -           -          -          -           -         -
 902     Meter Reading Expenses             8,375            -           -           -          -          -           -         -
 903     Customer Records and Collection
          Expenses                         18,739            -           -           -          -          -           -         -
 910     Misc. Customer Service &
          Informational Expenses            1,477            -           -           -          -          -           -         -
 911     Supervision-Sales                      -            -           -           -          -          -           -         -
 912     Sales Demonstration and
          Selling Expenses                      -            -           -           -          -          -           -         -
 913     Sales Advertising Expenses             -            -           -           -          -          -           -         -
 916     Miscellaneous Sales Expenses           -            -           -           -          -          -           -         -
 920     Administrative and General
          Salaries                            226          312         815       2,733      5,412          -       1,598     1,800
 921     Office Supplies and Expenses       1,212          154         217       1,248      4,271          -         129       862
 923     Outside Services Employed              5            -           -           -        219          -           -         -
 924     Property Insurance                     -            -           -           -          -          -           -         -
 925     Injuries and Damages                   -            -           -           -          -          -           -         -
 926     Employee Pensions and Benefits         -            -           -           -          -          -           -         -
 928     Regulatory Commission Expenses         -            -           -           -          -          -           -         -
930.1    General Advertising Expenses           -            -           -           -          -          -           -         -
930.2    Miscellaneous General Expenses         -            -           -           -        396          -           -         -
 931     General Rents                          -            -           -           -          -          -       1,467         -
 932     Maintenance of General Plant           -            -           -           -          -          -           -         -
 940     Service Company Expenses to
          Capital                             594            -           -       1,026          -        461          30         -
 950     Environmental Expenses                 -            -           -      13,856          -          -           -         -
 955     Other Deferred Expenses                -            -           -           -          -          -           -         -
 960     Fleet Expenses                         -            -           -           -          -          -           -         -
 961     Building Service Expenses              -            -           -           -          -          -           -         -
 962     Stores Expense                         -            -           -           -          -          -           -         -
 984     Service Company Expenses to
          Clearing Accounts                     -            -           -           -          -      5,190           -         -
 403     Depreciation Expense                   -            -           -           -          -          -           -         -
 405     Amortization of Other Gas Plant        -            -           -           -          -          -           -         -
 408     Taxes Other Than Income Taxes-
          Prop., Payroll & Fuel                 -            -           -           -          -          -           -         -
 421     Miscellaneous Nonoperating
          Income                                -            -           -           -          -          -           -         -
421.1    Gain on Disposition of Property        -            -           -           -          -          -           -         -
426.1    Donations                              -            -           -           -          -          -           -         -
426.4    Expenditures for Certain Civic,
          Political &  Related Act.             -            -           -           -          -          -           -         -
426.5    Other Deductions                       -            -           -           -          -          -           -         -
                                        --------------------------------------------------------------------------------------------
                   SUB-TOTAL EXPENSES      31,696          466       1,032      19,031     10,298      8,375       3,224     2,662
 408     Taxes Other Than Income
          Taxes-Other                           -            -           -           -          -          -           -         -
 409     Income Taxes                           -            -           -           -          -          -           -         -
 410     Provision for Deferred
          Income Taxes                          -            -           -           -          -          -           -         -
 419     Interest and Dividend Income           -            -           -           -          -          -           -         -
 422     Intercompany - Nonoperating
          Income                                -            -           -           -          -          -           -         -
 427     Interest on Long-term Debt             -            -           -           -          -          -           -         -
 428     Amortization of Debt Discount
          and Expense                           -            -           -           -          -          -           -         -
 430     Interest on Debt to Associated
          Companies                             -            -           -           -          -          -           -         -
 431     Other Interest Expense                 -            -           -           -          -          -           -         -
                                        --------------------------------------------------------------------------------------------
         TOTAL COST OF SERVICE           $ 31,696        $ 466     $ 1,032    $ 19,031   $ 10,298    $ 8,375     $ 3,224   $ 2,662
                                        ============================================================================================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                    --------------------------------------------------------------------------------
                                                    Financial Oper.-                            Gas               Infor-
                                                          Common       Gas         Gas        & Sales    Govt.     mation   Internal
 ACCOUNT              DESCRIPTION                        Services  Engineering  Operations   Marketing Relations  Technology  Audit
-----------------------------------------------------------------------------------------------------------------------------------
 500   Operation Supv. & Eng'g-Steam Power
        Generation                                          $ -       $ -           $ -        $ -        $ -       $ -        $ -
 506   Miscellaneous Steam Power Expenses                     -         -             -          -          -         -          -
 510   Maintenance Supv. & En'g-Steam Power
        Generation                                            -         -             -          -          -         -          -
 511   Maint. of Structures-Steam Power Generation            -         -             -          -          -         -          -
 512   Maint. of Boiler Plant-Steam Power
        Generation                                            -         -             -          -          -         -          -
 513   Maint. of Electric Plant-Steam Power
        Generation                                            -         -             -          -          -         -          -
 514   Maint. of Misc. Steam Plant-Steam Power
        Generation                                            -         -             -          -          -         -          -
 548   Generation Expenses-Other Power Generation             -         -             -          -          -         -          -
 570   Maint. of Station Equipment-Transmission               -         -             -          -          -         -          -
 572   Maint. of Underground Lines-Transmission               -         -             -          -          -         -          -
 583   Overhead Line Expenses-Distribution                    -         -             -          -          -         -          -
 584   Underground Line Expenses-Distribution                 -         -             -          -          -         -          -
 587   Customer Installation Expenses-Distribution            -         -             -          -          -         -          -
 813   Other Gas Supply Expenses                              -         -             -          -          -         -          -
 850   Operation Supervision and Eng'g-Transmission           -         -             -          -          -         -          -
 874   Mains and Services Expenses-Distribution               -         -            10          -          -         -          -
 879   Customer Installation Expenses-Distribution            -         -             -          -          -         -          -
 887   Maintenance of Mains-Distribution                      -         -             -          -          -         -          -
 893   Maint. of Meters and House Regulators-
        Distribution                                          -         -             -          -          -         -          -
 901   Supervision-Customer Accounts                          -         -             -          -          -         -          -
 902   Meter Reading Expenses                                 -         -             -          -          -         -          -
 903   Customer Records and Collection Expenses               -         -             -          -          -        (1)         -
 910   Misc. Customer Service & Informational
        Expenses                                              -         -             -          -          -         -          -
 911   Supervision-Sales                                      -         -             -         21          -         -          -
 912   Sales Demonstration and Selling Expenses               -         -             -     12,867          -         -          -
 913   Sales Advertising Expenses                             -         -             -      2,263          -         -          -
 916   Miscellaneous Sales Expenses                           -         -             -          -          -         -          -
 920   Administrative and General Salaries                  415       213             -        206        518    23,292      2,121
 921   Office Supplies and Expenses                          86       145             -        180        526    39,257        339
 923   Outside Services Employed                              -         -             -          -          -     7,987          -
 924   Property Insurance                                     -         -             -          -          -         -          -
 925   Injuries and Damages                                   -         -             -          -          -         -          -
 926   Employee Pensions and Benefits                         -         -             -          -          -         -          -
 928   Regulatory Commission Expenses                         -         -             -          -          -         -          -
930.1  General Advertising Expenses                           -         -             -          -          -         -          -
930.2  Miscellaneous General Expenses                         -         -             -          -          -         -          -
 931   General Rents                                          -         -             -          -          -         -          -
 932   Maintenance of General Plant                           -         -             -          -          -         -          -
 940   Service Company Expenses to Capital                    -     6,940           703         58          -    27,475          -
 950   Environmental Expenses                                 -         -             -          -          -         -          -
 955   Other Deferred Expenses                                -         -             -          -          -       664          -
 960   Fleet Expenses                                         -         -             -          -          -         -          -
 961   Building Service Expenses                              -         -             -          -          -        (4)         -
 962   Stores Expense                                         -         -             -          -          -         -          -
 984   Service Company Expenses to Clearing
        Accounts                                              -       121         1,337          -          -         -          -
 403   Depreciation Expense                                   -         -             -          -          -         -          -
 405   Amortization of Other Gas Plant                        -         -             -          -          -         -          -
 408   Taxes Other Than Income Taxes - Prop.,
        Payroll & Fuel                                        -         -             -          -          -         -          -
 421   Miscellaneous Nonoperating Income                      -         -             -          -          -         -          -
421.1  Gain on Disposition of Property                        -         -             -          -          -         -          -
426.1  Donations                                              -         -             -          -          -         -          -
426.4  Expenditures for Certain Civic,
        Political &  Related Act.                             -         -             -          -        302         -          -
426.5  Other Deductions                                       -         -             -          -          -         -          -
                                                   --------------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES                         501     7,419         2,050     15,595      1,346    98,670      2,460
 408   Taxes Other Than Income Taxes- Other                   -         -             -          -          -         -          -
 409   Income Taxes                                           -         -             -          -          -         -          -
 410   Provision for Deferred  Income Taxes                   -         -             -          -          -         -          -
 419   Interest and Dividend Income                           -         -             -          -          -         -          -
 422   Intercompany - Nonoperating Income                     -         -             -          -          -         -          -
 427   Interest on Long-term Debt                             -         -             -          -          -         -          -
 428   Amortization of Debt Discount and
        Expense                                               -         -             -          -          -         -          -
 430   Interest on Debt to Associated
        Companies                                             -         -             -          -          -         -          -
 431   Other Interest Expense                                 -         -             -          -          -         -          -
                                                   --------------------------------------------------------------------------------
       TOTAL COST OF SERVICE                              $ 501   $ 7,419       $ 2,050   $ 15,595    $ 1,346  $ 98,670    $ 2,460
                                                   ================================================================================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                                                               DEPARTMENT OR SERVICE FUNCTION
                                                ------------------------------------------------------------------------------------
                                                 KeySpan                      Operational                                Performance
                                                 Energy    Labor    Legal        Risk     Production  Property   Public  Measurement
 ACCOUNT                   DESCRIPTION          Trading  Relations  Services  Management  & Control   & Security Affairs  & Tracking
----------------------------------------------------------------------------------------------------------------------------------
 500  Operation Supv. & Eng'g-Steam Power
       Generation                                  $ -      $ 1      $ -         $ -          $ -       $ -      $ -          $ -
 506  Miscellaneous Steam Power Expenses             -        -        -           -            -         -        -            -
 510  Maintenance Supv. & En'g-Steam Power
       Generation                                    -        -        -           -            -         -        -            -
 511  Maint. of Structures-Steam Power
       Generation                                    -        -        -           -            -         -        -            -
 512  Maint. of Boiler Plant-Steam Power
       Generation                                    -        -        -           -            -         -        -            -
 513  Maint. of Electric Plant-Steam Power
       Generation                                    -        -        -           -            -         -        -            -
 514  Maint. of Misc. Steam Plant-Steam
       Power Generation                              -        -        -           -            -         -        -            -
 548  Generation Expenses-Other Power
       Generation                                    -        -        -           -            -         -        -            -
 570  Maint. of Station Equipment-Transmission       -        -        -           -            -         -        -            -
 572  Maint. of Underground Lines-Transmission       -        -        -           -            -         -        -            -
 583  Overhead Line Expenses-Distribution            -        -        -           -            -         -        -            -
 584  Underground Line Expenses-Distribution         -        -        -           -            -         -        -            -
 587  Customer Installation Expenses-
       Distribution                                  -        -        -           -            -         -        -            -
 813  Other Gas Supply Expenses                    670        -        -           -            -         -        -            -
 850  Operation Supervision and Eng'g-
       Transmission                                  -        -        -           -            -         -        -            -
 874  Mains and Services Expenses-Distribution       -        -        -           -            -         -        -            -
 879  Customer Installation Expenses-
       Distribution                                  -        -        -           -            -         -        -            -
 887  Maintenance of Mains-Distribution              -        -        -           -            -         -        -            -
 893  Maint. of Meters and House Regulators-
       Distribution                                  -        -        -           -            -         -        -            -
 901  Supervision-Customer Accounts                  -        -        -           -            -         -        -            -
 902  Meter Reading Expenses                         -        -        -           -            -         -        -            -
 903  Customer Records and Collection Expenses       -        -        -           -            -    14,077        -            -
 910  Misc. Customer Service & Informational
       Expenses                                      -        -        -           -            -         -        -            -
 911  Supervision-Sales                              -        -        -           -            -         -        -            -
 912  Sales Demonstration and Selling Expenses       -        -        -           -            -         -        -            -
 913  Sales Advertising Expenses                     -        -        -           -            -         -        -            -
 916  Miscellaneous Sales Expenses                   -        -        -           -            -         -        -            -
 920  Administrative and General Salaries           91    1,312    5,175       2,329           82     4,774    1,828            -
 921  Office Supplies and Expenses                   2      376    1,395      11,262           84     8,336    2,138            -
 923  Outside Services Employed                      -        -      102           -            6        34        -            -
 924  Property Insurance                             -        -        -       6,199            -         -        -            -
 925  Injuries and Damages                           -        -        -       1,827            -         -        -            -
 926  Employee Pensions and Benefits                 -        -        -         184            -         -        -            -
 928  Regulatory Commission Expenses                 -        -        -           -            -         -        -            -
930.1 General Advertising Expenses                   -        -        -           -            -         -      967            -
930.2 Miscellaneous General Expenses                24        -        -           -            -         -        -            -
 931  General Rents                                  -        -        -           -            -       219        -            -
 932  Maintenance of General Plant                   -        -        -           -            -         -        -            -
 940  Service Company Expenses to Capital            -        -        -       8,340            -     6,628        -            -
 950  Environmental Expenses                         -        -        -           -            -         -        -            -
 955  Other Deferred Expenses                        -        -       12           -            -       150        -            -
 960  Fleet Expenses                                 -        -        -           -            -         -        -            -
 961  Building Service Expenses                      -        -        -           -            -    28,835        -            -
 962  Stores Expense                                 -        -        -           -            -         -        -            -
 984  Service Company Expenses to Clearing
       Accounts                                    172        -        -           -        3,388         -        -          399
 403  Depreciation Expense                           -        -        -           -            -         -        -            -
 405  Amortization of Other Gas Plant                -        -        -           -            -         -        -            -
 408  Taxes Other Than Income Taxes - Prop.,
       Payroll & Fuel                                -        -        -           -            -         -        -            -
 421  Miscellaneous Nonoperating Income              -        -        -           -            -         2        -            -
421.1 Gain on Disposition of Property                -        -        -           -            -         -        -            -
426.1 Donations                                      -        -        -           -            -         -        -            -
426.4 Expenditures for Certain Civic,
       Political &  Related Act.                     -        -        -           -            -         -        -            -
426.5 Other Deductions                               -        -        -           -            -         -        -            -
                                               -----------------------------------------------------------------------------------
                SUB-TOTAL EXPENSES                 959    1,689    6,684      30,141        3,560    63,055    4,933          399
 408  Taxes Other Than Income Taxes - Other          -        -        -           -            -         -        -            -
 409  Income Taxes                                   -        -        -           -            -         -        -            -
 410  Provision for Deferred  Income Taxes           -        -        -           -            -         -        -            -
 419  Interest and Dividend Income                   -        -        -           -            -         -        -            -
 422  Intercompany - Nonoperating Income             -        -        -           -            -         -        -            -
 427  Interest on Long-term Debt                     -        -        -           -            -         -        -            -
 428  Amortization of Debt Discount and
       Expense                                       -        -        -           -            -         -        -            -
 430  Interest on Debt to Associated
       Companies                                     -        -        -           -            -         -        -            -
 431  Other Interest Expense                         -        -        -           -            -         -        -            -
                                               -----------------------------------------------------------------------------------
      TOTAL COST OF SERVICE                      $ 959  $ 1,689  $ 6,684    $ 30,141      $ 3,560  $ 63,055  $ 4,933        $ 399
                                               ===================================================================================

       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended
                                December 31, 2003

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                                                                DEPARTMENT OR SERVICE FUNCTION
                                         -------------------------------------------------------------------------------------------
                                                                                                     Supply                Compen-
                                          Rates &     Staffing &  Strategic  Strategic  Strategic    Chain                  sation
 ACCOUNT            DESCRIPTION          Regulatory   Development Marketing   Planning   Services    & Fleet   Treasury   & Benefits
-----------------------------------------------------------------------------------------------------------------------------------
 500   Operation Supv. & Eng'g-Steam
        Power Generation                      $ -         $ -        $ -        $ -        $ -         $ -        $ -          $ -
 506   Miscellaneous Steam Power
        Expenses                                -           -          -          -          -           -          -            -
 510   Maintenance Supv. & En'g-Steam
        Power Generation                        -           -          -          -          -           -          -            -
 511   Maint. of Structures-Steam
        Power Generation                        -           -          -          -          -           -          -            -
 512   Maint. of Boiler Plant-Steam
        Power Generation                        -           -          -          -          -           -          -            -
 513   Maint. of Electric Plant-Steam
        Power Generation                        -           -          -          -          -           -          -            -
 514   Maint. of Misc. Steam Plant-
        Steam Power Generation                  -           -          -          -          -           -          -            -
 548   Generation Expenses-Other
        Power Generation                        -           -          -          -          -           -          -            -
 570   Maint. of Station Equipment-
        Transmission                            -           -          -          -          -           -          -            -
 572   Maint. of Underground Lines-
        Transmission                            -           -          -          -          -           -          -            -
 583   Overhead Line Expenses-
        Distribution                            -           -          -          -          -           -          -            -
 584   Underground Line Expenses-
        Distribution                            -           -          -          -          -           -          -            -
 587   Customer Installation Expenses-
        Distribution                            -           -          -          -          -           -          -            -
 813   Other Gas Supply Expenses                -           -          -          -          -           -          -            3
 850   Operation Supervision and Eng'g-
        Transmission                            -           -          -          -          -           -          -            -
 874   Mains and Services Expenses-
        Distribution                            -           -          -          -          -           -          -            -
 879   Customer Installation Expenses-
        Distribution                            -           -          -          -          -           -          -            -
 887   Maintenance of Mains-Distribution        -           -          -          -          -           -          -            -
 893   Maint. of Meters and House
        Regulators-Distribution                 -           -          -          -          -           -          -            -
 901   Supervision-Customer Accounts            -           -          -          -          -         262          -            -
 902   Meter Reading Expenses                   -           -          -          -          -          26          -            1
 903   Customer Records and Collection
        Expenses                                -           -          -          -          -           3          -           19
 910   Misc. Customer Service &
        Informational Expenses                  -           -          -          -          -           -          -            1
 911   Supervision-Sales                        -           -          -          -          -           -          -            -
 912   Sales Demonstration and Selling
        Expenses                                -           -          -          -          -           -          -            6
 913   Sales Advertising Expenses               -           -          -          -          -           -          -            -
 916   Miscellaneous Sales Expenses             -           -          -          -          -           -          -            -
 920   Administrative and General
        Salaries                              467       5,115      1,908        862        625       4,272      1,743        7,909
 921   Office Supplies and Expenses           104       2,787      3,942        614      1,639         564      2,169        2,071
 923   Outside Services Employed               18           -          -          -        148           -          -        1,731
 924   Property Insurance                       -           -          -          -          -           -          -            -
 925   Injuries and Damages                     -           -          -          -          -           -          -            -
 926   Employee Pensions and Benefits           -           -          -          -          -           -        (13)      29,170
 928   Regulatory Commission Expenses           -           -          -          -          -           -          -            -
930.1  General Advertising Expenses             -           -      1,400          -          -           -          -            -
930.2  Miscellaneous General Expenses           -           2          -          -          -           -      1,922          744
 931   General Rents                            -           -          -          -          -           -          -            -
 932   Maintenance of General Plant             -           -          -          -          -         867          -            -
 940   Service Company Expenses to
        Capital                                 -           -          -          -          -         872          -           11
 950   Environmental Expenses                   -           -          -          -          -           -          -            -
 955   Other Deferred Expenses                  -           -          -          -          -           -          -            1
 960   Fleet Expenses                           -           -          -          -          -      22,081          -            -
 961   Building Service Expenses                -          13          -          -          -         (18)         -            -
 962   Stores Expense                           -           -          -          -          -       5,095          -            -
 984   Service Company Expenses to
        Clearing Accounts                       -           -          -          -          -           -          -           17
 403   Depreciation Expense                     -           -          -          -          -           -          -            -
 405   Amortization of Other Gas Plant          -           -          -          -          -           -          -            -
 408   Taxes Other Than Income Taxes-
        Prop., Payroll & Fuel                   -           -          -          -          -          77          -            -
 421   Miscellaneous Nonoperating Income        -           -          -          -          -           -          -            -
421.1  Gain on Disposition of Property          -           -          -          -          -           -          -            -
426.1  Donations                                -           -          -          -          -           -          -            -
426.4  Expenditures for Certain Civic,
        Political &  Related Act.               -           -          -          -          -           -          -            -
426.5  Other Deductions                         -           -          -          -          -        (260)        34            -
                                         ------------------------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES           589       7,917      7,250      1,476      2,412      33,841      5,855       41,684
 408   Taxes Other Than Income Taxes-
        Other                                   -           -          -          -          -           -          -            -
 409   Income Taxes                             -           -          -          -          -           -          -            -
 410   Provision for Deferred  Income
        Taxes                                   -           -          -          -          -           -          -            -
 419   Interest and Dividend Income             -           -          -          -          -           -          -            -
 422   Intercompany - Nonoperating
        Income                                  -           -          -          -          -           -          -            -
 427   Interest on Long-term Debt               -           -          -          -          -           -          -            -
 428   Amortization of Debt Discount
        and Expense                             -           -          -          -          -           -          -            -
 430   Interest on Debt to Associated
        Companies                               -           -          -          -          -           -          -            -
 431   Other Interest Expense                   -           -          -          -          -           -         26            -
                                         ------------------------------------------------------------------------------------------
       TOTAL COST OF SERVICE                $ 589     $ 7,917    $ 7,250    $ 1,476    $ 2,412    $ 33,841    $ 5,881     $ 41,684
                                         ===========================================================================================

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                                DEPARTMENTAL SALARY EXPENSE
                                      -------------------------------------------------------------------------
NAME OF DEPARTMENT                                                  INCLUDED IN AMOUNTS BILLED TO                     PERSONNEL
--------------------------------                       --------------------------------------------------------
Indicate each department                TOTAL              PARENT             OTHER                 NON                 END OF
or service function                    AMOUNT             COMPANY           ASSOCIATES          ASSOCIATES               YEAR
                                      --------------   ---------------   -----------------   ------------------    -----------------
AGC & Corp. Sec'y                         $   1,791           $    27           $   1,764                  $ -                   17
Call Center & Billing Services                  409                 -                 409                    -                  676
Client Services                               2,457                13               2,444                    -                   12
Compensation & Benefits                      11,886                51              11,835                    -                   21
Controller                                   10,986               155              10,831                    -                  115
Corporate Affairs                             4,948               337               4,611                    -                   30
Customer Relations                              472                 -                 472                    -                  438
Employment & Employee Development               661                 -                 661                    -                    2
Enterprise Wide Risk Management               1,716                 -               1,716                    -                    7
Environmental Engineering & Services          5,641                 2               5,639                    -                   60
Executive                                    11,254               295              10,959                    -                   32
Financial Operations EBU                      3,047                 -               3,047                    -                   25
Financial Planning                            3,785                36               3,749                    -                   22
Financial Operations-Common Services            866                 5                 861                    -                    6
Gas Engineering                                 450                 -                 450                    -                   75
Gas Sales & Marketing                           394                 3                 391                    -                   81
Government Relations                          1,074                33               1,041                    -                    6
Information Technology                       48,105                 -              48,105                    -                  423
Internal Audit                                4,470                 7               4,463                    -                   23
KeySpan Energy Trading                          192                 -                 192                    -                   13
Labor Relations                               2,737                 -               2,737                    -                   30
Legal Services                               10,931               452              10,479                    -                   64
Operational Risk Management                   4,884                 -               4,884                    -                   39
Production & Control                            118                 -                 118                    -                   28
Property & Security                           9,113                 -               9,113                    -                  171
Public Affairs                                3,689                94               3,595                    -                   31
Rates & Regulatory                            1,075                 -               1,075                    -                    9
Staffing & Development                        9,759                 -               9,759                    -                   84
Strategic Marketing                           4,028               142               3,886                    -                   23
Strategic Planning                            1,817                31               1,786                    -                   10
Strategic Services                            1,312                29               1,283                    -                    7
Supply Chain & Fleet                          8,780                 2               8,778                    -                  336
Treasury                                      3,603                 9               3,594                    -                   36
Corporate Cost Center                         1,596                (5)              1,601                    -                    0
                                      --------------   ---------------   -----------------   ------------------    -----------------
TOTAL                                     $ 178,046           $ 1,718           $ 176,328                  $ -                2,952
                                      ==============   ===============   =================   ==================    =================

               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For
                        the Year Ended December 31, 2003

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                    RELATIONSHIP
                                                         DESCRIPTION OF            "A"= ASSOCIATE
                    FROM WHOM PURCHASED                 LARGEST INVOICE          "NA"= NONASSOCIATE    AMOUNT           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Technology Services
ROHN ROGERS ASSOCIATES INC                 System Maintenance                            NA              $  1,206       921/923
PARADIGM SYSTEMS INTEGRATION INC           System Development & Maintenance              NA                 1,068   921/923/940/955
ALGOMOD CORPORATION                        System Development & Maintenance              NA                 1,056   921/923/940/955
CAMINUS CORP                               System Development                            NA                   799         940
RCG INFORMATION TECHNOLOGY                 System Development & Maintenance              NA                   792     921/923/940
MANDRIL CONSULTING INC                     System Development & Maintenance              NA                   754     921/923/940
AGENCY.COM                                 System Development & Maintenance              NA                   702       923/940
EXCIS GROUP                                System Development & Maintenance              NA                   655     921/923/940
IBM                                        System Development & Maintenance              NA                   643       923/940
MINER & MINER CONSULTING ENGINEERS INC     System Development                            NA                   573         940
BICITIS GROUP                              System Development & Maintenance              NA                   540     921/923/940
CLARAVIEW                                  System Development & Maintenance              NA                   534     921/923/940
PROGRAMMATIC SYSTEMS INC                   System Development & Maintenance              NA                   527     921/923/940
PARITY TELTECH CORP.                       System Development & Maintenance              NA                   453   921/923/940/955
ZEBORG INC                                 System Development & Maintenance              NA                   412   921/923/940/955
AUTHORIA                                   System Development & Maintenance              NA                   347       923/940
ALTO CONSULTING INC                        System Development & Maintenance              NA                   298       923/940
CARLYLE CONSULTING SERVICES INC            System Development & Maintenance              NA                   272       923/940
THE COMPUTER MERCHANT LTD                  System Development & Maintenance              NA                   252     921/923/940
PA CONSULTING GROUP                        System Development                            NA                   239         940
OXFORD GLOBAL RESOUCES, INC                System Development & Maintenance              NA                   235     921/923/940
FORUM PERSONNEL INC                        System Development & Maintenance              NA                   228       923/940
UNITED MANAGEMENT TECHNOLOGIES             System Maintenance                            NA                   210         923
ANALYSTS INTERNATIONAL CORP                System Development & Maintenance              NA                   203     921/923/940
DIGITAL ESP INC                            System Development & Maintenance              NA                   202   921/923/940/955
EMPLIFI, INC.                              System Development & Maintenance              NA                   199       923/940
TSR CONSULTING SERVICES INC                System Development & Maintenance              NA                   193       923/940
COMPASS SYSTEMS & PROGRAMMING              System Development & Maintenance              NA                   192       923/940
CHRYSALIS COMPUTER INC                     System Development & Maintenance              NA                   183   921/923/940/955
TRINE ASPECTS LTD                          System Development & Maintenance              NA                   182     923/940/955
MAPFRAME CORPORATION                       System Development                            NA                   180         940
SOFTWARE GUIDANCE & ASSISTANCE             System Development & Maintenance              NA                   177       923/940
BLUE WOLF GROUP                            System Maintenance                            NA                   175         923
VIECORE INC                                System Development & Maintenance              NA                   171       921/940
KMR INFORMATION SYSTEMS                    System Development & Maintenance              NA                   160       923/940
ETR TECHNOLOGY CENTER INC                  System Development & Maintenance              NA                   159       923/940
PINKERTON COMPUTER CONSULTANTS             System Development & Maintenance              NA                   153       923/940
HEXAWARE TECHNOLOGIES INC                  System Maintenance                            NA                   142         923
COMPUTER HORIZONS CORP                     System Development & Maintenance              NA                   141       923/940
INFOTECH ENTERPRISES INC                   System Development & Maintenance              NA                   129       923/940
SIEBEL SYSTEMS INC.                        System Development & Maintenance              NA                   122     921/923/940
ADVANCED COMPUTER SYSTEM EXPERT            System Maintenance                            NA                   105         923
47 Other Items less than $100,000          Technology Services                           NA                   703 Various
                                                                                                    --------------
                                           Subtotal - Technology Services                                $ 16,666
                                                                                                    ==============

                          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year Ended December 31, 2003

                                OUTSIDE SERVICE EMPLOYED (Continued)

                      (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                  RELATIONSHIP
                                                      DESCRIPTION OF             "A"= ASSOCIATE
             FROM WHOM PURCHASED                      LARGEST INVOICE          "NA"= NONASSOCIATE    AMOUNT             ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Professional  Services
F C GOWANUS ASSOCIATES LLC               Environmental Services                        NA               $ 6,232           950
ACCENTURE LLP                            Business Transformation                       NA                 3,479           923
DELOITTE & TOUCHE LLP                    Financial Services                            NA                 2,743         921/923
ERNST & YOUNG LLP                        Financial Services                            NA                 2,560           923
DESOLA GROUP                             Strategic Services                            NA                 1,879         921/923
GEI CONSULTANTS, INC.                    Environmental Services                        NA                 1,722           950
WATSON WYATT WORLDWIDE                   Organizational Planning & Development         NA                 1,427           921
VHB ENGINEERING - NY PC                  Environmental Services                        NA                 1,268           950
FOSTER WHEELER ENVIRONMENTAL CORP        Environmental Services                        NA                 1,112           950
PRICE WATERHOUSE COOPERS LLP             Financial Services                            NA                 1,039           921
PAULUS SOKOLOWSKI AND SARTOR             Environmental Services                        NA                   571           950
DAR AND COMPANY                          Strategic Services                            NA                   447           921
MACRO INTERNATIONAL INC                  Marketing Research & Survey                   NA                   250           921
HARLAN H. CHAPPELLE                      Gas Study                                     NA                   233           921
DVIRKA AND BARTILUCCI                    Environmental Services                        NA                   223           950
TRC ENVIRONMENTAL CORPORATION            Environmental Services                        NA                   221           950
PT JUN & COMPANY INC                     Strategic Services                            NA                   190         921/923
LENT SCRIVNER & ROTH                     Lobbying                                      NA                   186          426.4
TIER TECHNOLOGIES, INC.                  Process Improvement & Reorganization          NA                   184           923
HEATH CONSULTANTS INC                    Leak Survey                                   NA                   177           874
ROHN ROGERS ASSOCIATES INC               Financial  & Engineering Services             NA                   165    921/923/950/426.5
BRAND KEYS INC                           Brand Strategy                                NA                   156        921/930.1
DONNELLEY MARKETING                      Strategic Marketing                           NA                   155           921
THE MELIOR GROUP                         Customer Satisfaction Study & Survey          NA                   154           921
STANDARD & POOR                          Financial Services                            NA                   150           921
ARNOLD R SOSLOW MD                       Medical Services                              NA                   135           921
RANDSTAD STAFFING SVCS                   Consulting Services                           NA                   137    921/923/930.1/962
OSTROW & PARTNERS INC                    Environmental Services                        NA                   135           950
R LEE WILSON                             Strategic Services                            NA                   123         923/923
SYNOVATE                                 Marketing Study                               NA                   116           921
OSGOOD O'DONNELL & WALSH                 Strategic Services                            NA                   113           921
LIEBERMAN RESEARCH WORLDWIDE             Marketing Research                            NA                   110           921
INTEGRATED MAPPING SERVICES INC          GIS and Mapping                               NA                   106           940
MCMANUS FINANCIAL CONSULTANTS INC        Financial Services                            NA                   105        921/930.2

                              ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
            For the Year Ended December 31, 2003

            OUTSIDE SERVICE EMPLOYED (Continued)

                       (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                    RELATIONSHIP
                                                   DESCRIPTION OF                 "A"= ASSOCIATE
               FROM WHOM PURCHASED                 LARGEST INVOICE              "NA"= NONASSOCIATE           AMOUNT        ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

Professional  Services (Cont'd)
OSI (OUTSOURCING SOLUTIONS INC)         Collection Services                              NA                          551      903
ALLIED ACCOUNT SERVICES INC             Collection Services                              NA                          408      903
COLEX INTERNATIONAL                     Collection Services                              NA                          250      903
ALLEN DANIEL ASSOCIATES INC             Collection Services                              NA                          182      903
ASSOCIATED CREDIT SERVICES, INC.        Collection Services                              NA                          148      903
147 Other Items less than $100,000      Professional Services                            NA                        3,834    Various
                                                                                                          ---------------
                                        Subtotal - Professional Services                                        $ 33,376
                                                                                                          ===============









Legal Services
CULLEN & DYKMAN                         Legal Services                                   NA                     $    180      923
JOHN W. SINON, P.C.                     Legal Services                                   NA                          138      921
15 Other Items less than $100,000       Legal Services                                   NA                          295    Various
                                                                                                          ---------------
                                        Subtotal - Legal Services                                               $    613
                                                                                                          ===============


                                        TOTAL                                                                   $ 50,655
                                                                                                          ===============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                                                           AMOUNT
-----------------------------                                                                     ----------------
Pension                                                                                                  $ 40,892

Employee 401K Match                                                                                         3,208

OPEB Expense                                                                                               28,967

Workers Compensation                                                                                        3,319

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                            23,161
                                                                                                  ----------------

SUB-TOTAL                                                                                                  99,547

Less:  Costs Distributed to Various Accounts as Labor Burdens                                              99,547
                                                                                                  ----------------

TOTAL                                                                                                    $      -
                                                                                                  ================

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  930.1 -
               General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.

          DESCRIPTION                                       NAME OF PAYEE                                 AMOUNT
------------------------------------------------    --------------------------------------------------    -------------------
Branding                                            STERLING DOUBLEDAY ENTERPRISES                                   $ 1,150
Branding                                            BROOKLYN BASEBALL COMPANY                                            250
Advertising                                         NEWSDAY INC                                                          174
Branding                                            BRAND KEYS INC                                                        95
Creative Design Artist                              BRYAN DRAGO                                                           86
Advertising                                         COSSETTE POST-A DIVISION OF COSSETTE GROUP                            71
Advertising                                         SHERMAN ADVERTISING ASSOCIATES                                        20
Advertising                                         POST & PARTNERS INC                                                   17
Miscellaneous Supplies                              PLAZA ARTIST MATERIALS INC                                            14
Creative Design Training                            CDW COMPUTER CENTERS INC                                               9
Advertising                                         1010 WINS                                                              8
Advertising                                         HOY EL PULSO DE TU FENTE                                               4
Advertising                                         LONG ISLANDER NEWSPAPER                                                4
Advertising                                         THE NORTH SHORE NEWS GROUP                                             4
Advertising                                         WOR RADIO                                                              4
                                                    ALL OTHER ITEMS                                                      696
                                                                                                          -------------------
                                                                                                                     $ 2,606
                                                                                                          ===================


          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION:   Provide  a  list  of the  amount  included  in  Account  930.2  -
               Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section
               321(b) (2) of the Federal  Election  Campaign  Act, as amended by
               Public  Law  94-284  in 1976 (2  U.S.C.S.  441 (b) (2)  shall  be separately classified.

DESCRIPTION                                                                                     AMOUNT
-----------------------------                                                            ---------------
Dues and Memberships                                                                            $ 2,515

Fees and Expenses of Servicing Outstanding Securities                                             1,223

Stockholders Meeting Expenses                                                                       193

Directors Expenses                                                                                  823

Directors' Restricted Stock Grant                                                                   286

Stock Appreciation/Depreciation - Directors' Stock Equivalent                                       354

Officers' Stock Unit Plan & Long-term Restricted Stock Grant                                        743

Investor Relation - Labor and Expenses                                                            1,019

Other General Expenses                                                                                2
                                                                                         ---------------

TOTAL                                                                                           $ 7,158
                                                                                         ===============

          ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Year
                             Ended December 31, 2003

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION:   Provide a list of the amount  included  in  Account  931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                        AMOUNT
-----------------------------                                   --------------

Rent - representing substations and right of way leases               $ 1,686
                                                                ==============

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
               Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                            AMOUNT
--------------------------------                                                              -------------------------

Other Than U.S. Government Taxes
          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                                       $ 16,651

          Property Taxes                                                                                        11,621

          State Excise Tax                                                                                       1,149

          Federal Excise Tax                                                                                        35

          Fuel Tax                                                                                                  78
                                                                                              -------------------------

          SUB-TOTAL                                                                                           $ 29,534

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                                 16,651
                                                                                              -------------------------

          TOTAL                                                                                               $ 12,883
                                                                                              =========================

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                        PURPOSE OF DONATION                                   AMOUNT
--------------------------------------------             -------------------------------------------      -----------------
BOYS & GIRLS CLUB OF BOSTON                              Civic & Charitable Contribution                              $ 55
UTILITY BUSINESS EDUCATION COALITION                     Civic & Charitable Contribution                                50
BROOKLYN ACADEMY OF MUSIC                                Civic & Charitable Contribution                                35
CITY YEAR                                                Civic & Charitable Contribution                                30
NEW YORK CITY POLICE FOUNDATION INC                      Civic & Charitable Contribution                                27
LONG ISLAND WORKS COALITION                              Civic & Charitable Contribution                                26
PHOENIX HOUSE FOUNDATION                                 Civic & Charitable Contribution                                25
CAPE COD BASEBALL LEAGUE                                 Civic & Charitable Contribution                                22
UNITED WAY OF MASSACHUSETTS BAY                          Civic & Charitable Contribution                                15
MARTIN LUTHER KING JR CONCER SERIES                      Civic & Charitable Contribution                                15
POLYTECHNIC UNIVERSITY                                   Civic & Charitable Contribution                                11
STUDENTS ON ICE                                          Civic & Charitable Contribution                                10
THIRTEEN  WNET NEW YORK                                  Civic & Charitable Contribution                                10
THE NATURE CONSERVANCY ON LONG ISLAND                    Civic & Charitable Contribution                                10
THE INNER CIRCLE                                         Civic & Charitable Contribution                                10
SEASIDE SUMMER CONCERT SERIES                            Civic & Charitable Contribution                                10
NEW YORK CITY OUTWARD BOUND CENTER                       Civic & Charitable Contribution                                10
HELEN KELLER SERVICES FOR THE BLIND                      Civic & Charitable Contribution                                10
FIELDS CORNER MAIN STREETS                               Civic & Charitable Contribution                                10
BROOKLYN PHILHARMONIC ORCHESTRA                          Civic & Charitable Contribution                                10
BROOKLYN MUSEUM OF ART                                   Civic & Charitable Contribution                                10
BROOKLYN BUREAU OF COMMUNITY SERVICE                     Civic & Charitable Contribution                                10
BROOKLYN ARTS COUNCIL, INC.                              Civic & Charitable Contribution                                10
HEARTSHARE HUMAN SERVICES                                Civic & Charitable Contribution                                 8
YWCA NEW YORK CITY                                       Civic & Charitable Contribution                                 8
OZANAM BUILDING RENOVATION FUND                          Civic & Charitable Contribution                                 8
FRIENDS OF HUDSON RIVER PARK                             Civic & Charitable Contribution                                 8
CYSTIC FIBROSIS FOUNDATION                               Civic & Charitable Contribution                                 8
CONGRESSIONAL BLACK CAUCUS                               Civic & Charitable Contribution                                 8
ST. FRANCIS COLLEGE                                      Civic & Charitable Contribution                                 6
MARINE CORPS SCHOLARSHIP                                 Civic & Charitable Contribution                                 6
HARLEM YMCA                                              Civic & Charitable Contribution                                 5
MEDGAR EVERS COLLEGE                                     Civic & Charitable Contribution                                 5
WHITTIER STREET HEALTH CTR                               Civic & Charitable Contribution                                 5
WGBH                                                     Civic & Charitable Contribution                                 5
WASTECAP OF MASSACHUSETTS                                Civic & Charitable Contribution                                 5
VISITING NURSE REGIONAL HEALTH CARE SYSTEM               Civic & Charitable Contribution                                 5
VANGUARD URBAN IMPROVEMENT ASSOCIATION TOURNAMENT        Civic & Charitable Contribution                                 5
SETTTLEMENT HOUSING FUND INC                             Civic & Charitable Contribution                                 5

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                               PURPOSE OF DONATION                                  AMOUNT
------------------------------------------------                ------------------------------------           -------------------
NORTH FORK ENVIRONMENTAL COUNCIL                                Civic & Charitable Contribution                                 5
NEW YORK LEAGUE OF CONSERVATION VOTERS                          Civic & Charitable Contribution                                 5
NEW ENGLAND WILDLIFE                                            Civic & Charitable Contribution                                 5
JEWISH NATIONAL FUND                                            Civic & Charitable Contribution                                 5
INTERFAITH CENTER                                               Civic & Charitable Contribution                                 5
INNER CITY SCHOLARSHIP FUND                                     Civic & Charitable Contribution                                 5
HALLSVILLE SCHOOL                                               Civic & Charitable Contribution                                 5
FUTURES IN EDUCATION FOUNDATION                                 Civic & Charitable Contribution                                 5
EBBETS FIELD WALL OF REMEMBRANCE FOUNDATION                     Civic & Charitable Contribution                                 5
EAST GLOUCESTER ELEMENTARY SCHOOL                               Civic & Charitable Contribution                                 5
DARE NEW JERSEY INC                                             Civic & Charitable Contribution                                 5
CORO NEW YORK LEADERSHIP CENTER                                 Civic & Charitable Contribution                                 5
CELEBRATE BROOKLYN                                              Civic & Charitable Contribution                                 5
BROOKLYN YOUTH CHORUS                                           Civic & Charitable Contribution                                 5
BROOKLYN PUBLIC LIBRARY FOUNDATION                              Civic & Charitable Contribution                                 5
BROOKLYN HOSPITAL FOUNDATION, INC.                              Civic & Charitable Contribution                                 5
BROOKLYN CHILDRENS MUSEUM                                       Civic & Charitable Contribution                                 5
BROOKLYN BOTANIC GARDEN                                         Civic & Charitable Contribution                                 5
ASSOCIATION FOR THE HELP OF RETARDED CHILDREN                   Civic & Charitable Contribution                                 5
ALBERT EINSTEIN COLLEGE OF MEDICINE                             Civic & Charitable Contribution                                 5
AMERICAN CANCER SOCIETY                                         Civic & Charitable Contribution                                 5
HOFSTRA UNIVERSITY                                              Civic & Charitable Contribution                                 4
COLONY SOUTH BROOKLYN HOUSES                                    Civic & Charitable Contribution                                 3
COOPER UNION                                                    Civic & Charitable Contribution                                 3
BAY SHORE UNION FREE SCHOOL DISTRICT                            Civic & Charitable Contribution                                 3
THE NATIONAL MUSEUM OF CATHOLIC ART AND HISTORY                 Civic & Charitable Contribution                                 3
TELECARE                                                        Civic & Charitable Contribution                                 3
GOOD SAMARITAN HOSPITAL                                         Civic & Charitable Contribution                                 3
278 Other Items (Less than $3,000)                              Civic & Charitable Contribution                               222
                                                                                                               -------------------
                                                                                                                            $ 880
                                                                                                               ===================

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other
               Deductions, classifying such expenses according to their nature.

DESCRIPTION                                           NAME OF PAYEE                                               AMOUNT
-----------------------------                         -----------------------------------------                -------------
Pension Payment                                       Virginia Pierce                                                  $ 34

Electricity Used                                      Con Edison                                                          9

CNG Vehicle Parts and Maintenance                     Industrial Process Solutions Inc.                                   7

CNG Vehicle Parts and Maintenance                     Boig & Hill Inc.                                                    2

CNG Vehicle Parts                                     Howell Petroleum Products Inc.                                      1

Engineering and Design                                Rohn Rogers Associates, Inc.                                        4

Miscellaneous Supplies                                Bank One NA                                                         2

CNG Vehicle Parts and Maintenance                     Hanover Compression LP                                             38

CNG Vehicle Parts                                     Gerhardt's Inc.                                                    14

Permits                                               NYC Fire Department                                                 4

CNG Fleet Services - Labor and Expenses                                                                                 546

CNG Service Contracts                                                                                                  (644)

Miscellaneous                                                                                                            15
                                                                                                               -------------
TOTAL                                                                                                                  $ 32
                                                                                                               =============

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                        SEE NOTES TO FINANCIAL STATEMENTS

             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                          Year Ended December 31, 2003

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                                       $ 196,097
Total Investments                                                                  $       -
Total Current And Accrued Assets                                                   $ 351,238
Total Deferred Debits                                                              $  18,743
Balancing Amount for Total Assets and Other Debits                                 $       -
Total Assets and Other Debits                                                      $ 566,078
Total Proprietary Capital                                                          $  38,185
Total Long-Term Debt                                                               $ 348,044
Total Other Noncurrent Liabilities                                                 $     225
Notes Payable                                                                      $       -
Notes Payable to Associate Companies                                               $       -
Balancing Amount for Total Current and Accrued Liabilities                         $ 130,778
Total Deferred Credits                                                             $   5,604
Accumulated Deferred Income Tax Credits                                            $  43,242
Total Liabilities and Proprietary Capital                                          $ 566,078
Services Rendered to Associate Companies                                           $ 665,194
Services Rendered to Nonassociate Companies                                        $       -
Miscellaneous Income or Loss                                                       $       -
Total Income                                                                       $ 665,194
Salaries and Wages                                                                 $ 178,046
Employee Pensions and Benefits                                                     $       -
Balancing Amount for Total Expenses                                                $ 485,282
Total Expenses                                                                     $ 663,328
Net Income (Loss)                                                                  $   1,866
Total Cost of Service (Direct Costs)                                               $ 148,837
Total Cost of Service (Indirect Costs)                                             $ 483,724
Total Cost of Service (Total)                                                      $ 663,328
Number of Personnel End of Year                                                        3,040

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2003

                               ORGANIZATION CHART


     Chief Executive Officer

             President & Chief Operating Officer
             President - Energy Assets and Supply Group
             President - Energy Delivery and Customer Relationship Group

                     Executive Vice President - Shared Services
                     Executive Vice President - Electric Operations
                     Executive Vice President - KeySpan Energy Delivery New England
                     Executive Vice President & Chief Financial Officer
                     Executive Vice President & Chief Strategy Officer

                             Senior Vice President - Regulatory Affairs & Chief Accounting Officer
                             Senior Vice President - Corporate Affairs
                             Senior Vice President - Corporate Development & Asset Management
                             Senior Vice President , General Counsel & Secretary
                             Senior Vice President - Strategic Marketing & E-Business
                             Senior Vice President of Human Resources & Chief Diversity Officer
                             Senior Vice President & Chief Gas Engineer
                             Senior Vice President & Treasurer

                                     Vice President - Business Transformation
                                     Vice President - Community Affairs & Environmental Policy
                                     Vice President - Compensation & Benefits
                                     Vice President - Corporate Affairs-New England
                                     Vice President - Client Services New England
                                     Vice President - Customer Relations
                                     Vice President - Customer Strategy
                                     Vice President - Employee & Labor Relations
                                     Vice President - Environmental Engineering & Operations
                                     Vice President - Information Technology
                                     Vice President - Information Technology
                                     Vice President - Property & Security
                                     Vice President - Sales & Marketing, KeySpan Energy Delivery New England
                                     Vice President - Strategic Planning
                                     Vice President & Chief Risk Officer
                                     Vice President & Controller
                                     Vice President & General Auditor

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan Corporation and its operating subsidiaries and its outlook within the financial community, enhancing KSE's position in the energy industry; balancing

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC and diversifying shareholder investment in KSE through a wide range of activities; providing feedback to KSE and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client
Companies.   Develop  and  administer   quality  assurance  programs  of  Client
Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.


7.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and EEO programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.


8.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

9.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


10.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


11.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


12.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations


13.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                           3-point formula




         Customer Services                           # of  phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Clearing
                                                     Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of Meters
                                                     # of Bills

         General Engineering                         Clearing
                                                     Property
                                                     3-point formula

         Human Resources                             # of Employees
                                                     3-point formula

         Information Technology                      # of Meters
                                                     # of employees
                                                     Revenue

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                                    Clearing
                                                    3-point formula

         Legal and Regulatory                       3-point formula

         Marketing and Sales                        3-point formula


         Operating Services                         sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    Clearing
                                                    3-point formula

         Research and Development                   3-point formula

         Strategic Planning and Corporate
         Performance                                3-point formula





Definition of Allocation Factors to be used by KCS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


                      For the Year Ended December 31, 2003

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Corporate Services for the year ended December 31, 2003.

As of December 31, 2003, KeySpan Corporate Services had notes payable to KeySpan Corporation in the amount of $348,044,311. The interest rates on these borrowings ranged from 5.15% to 7.25%. Interest of $29,054,945 was accrued and billed to the client companies.

During 2003, KeySpan Corporate Services incurred other net interest of $25,648 related to the Deferred Compensation Plan, allowance for borrowed funds used during construction and its revolving line of credit.

In 2003, interest income in the amount of $1,209,982 was accrued on positive cash balances and billed to the client companies.

KeySpan  Corporate   Services  billed  $4,763,000  to  associate   companies  as
compensation for the use of equity capital.

All interest was billed to each client company on the net plant allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:

                                                   Borrowed              Equity
                                                   Capital               Capital               Total
                                             --------------------  -------------------  --------------------
Boston Gas Company                                   $    15,160          $         -          $     15,160
KeySpan Electric Services LLC                         12,770,682            2,184,000            14,954,682
KeySpan Generation LLC                                 1,861,092              317,000             2,178,092
KeySpan Gas East Corporation                           4,460,691              762,000             5,222,691
The Brooklyn Union Gas Company                         5,971,405            1,021,000             6,992,405
KeySpan Energy Development Corp.                           1,234                    -                 1,234
KeySpan Ravenswood Services Corp.                      2,660,184              455,000             3,115,184
KeySpan Energy Trading Services LLC                       69,907               12,000                81,907
KeySpan Services, Inc.                                    60,256               12,000                72,256
                                             --------------------  -------------------  --------------------
Total                                               $ 27,870,611          $ 4,763,000          $ 32,633,611
                                             ====================  ===================  ====================

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                KEYSPAN CORPORATE SERVICES LLC
                                 (Name of Reporting Company)




                                By: /s/ Theresa A. Balog
                                   ------------------------------
                                   (Signature of Signing Officer)

                                       Theresa A. Balog
                                       Vice President and Controller
                                       (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2004